07048125

wausauPAPER

P.E. 12/31/06 ARS

RECD S.E.C.

MAR 2 0 2007

1086



PROCESSED

MAR 22 2007

THOMSON FINANCIAL

OUR PATH OUR PROGRESS OUR FUTURE

ANNUAL REPORT 2006

FINANCIAL HIGHLIGHTS

All amounts in thousands, except per share data	2006*	2005**
Operations		
Net sales	$1,188,178	$1,097,093
Earnings (loss) before income taxes and cumulative effect of a change in accounting principle	28,869	(33,590)
Net earnings (loss)	17,619	(19,465)
Depreciation, amortization, and depletion	57,913	91,554
Net cash provided by operating activities	37,982	18,223
Capital expenditures	23,856	31,494
Financial Condition		
Cash and cash equivalents	$ 26,122	$ 15,500
Working capital	139,065	130,719
Property, plant, and equipment (net)	468,372	494,228
Long-term debt	160,287	161,011
Stockholders' equity	274,074	310,219
Total assets	799,114	820,513
Shareholder Data		
Per share of common stock:		
Net earnings (loss)—basic	$ 0.35	$ (0.38)
Net earnings (loss)—diluted	0.34	(0.38)
Cash dividends declared	0.34	0.34
Stockholders' equity	5.38	6.03
Approximate number of shareholders as of 2/15/07	11,200	

* In 2006, includes impact to accumulated other comprehensive loss of $36.6 million ($58.1 million pretax) for the adoption of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Post-retirement Benefit Plans."

**In 2005, includes after-tax expense of $24.2 million ($38.4 million pretax) or $0.47 per share for closure costs and restructuring expense as a result of closing the sulfite pulp mill at Printing & Writing's Brokaw, Wisconsin, facility.

This Annual Report includes forward-looking statements. A cautionary statement regarding forward-looking statements is set forth under the caption "Information Concerning Forward-Looking Statements" in the Financial Section as part of Management's Discussion and Analysis of Financial Condition and Results of Operations. This report should be considered in light of such cautionary statements and the risk factors disclosed in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2006.

wausauPAPER™

Path, Progress, Future. Well-defined strategies mark our path. Our progress is the result of day-to-day commitment to customer service and operational improvement alongside focused product innovation and market development initiatives. The dynamic environment that comes from executing these principles shapes our future.



Wausau Paper's return to profitability validates our strategic focus on niche markets where our product innovation expertise allows us to carve out leadership positions that we in turn secure with benchmark customer service, operational excellence, and our strong financial base. Effective implementation of these strategies has delivered solid growth over the last five years, despite challenging markets and spikes in energy and raw material costs, and continues to be the foundation that allows us to deliver value for our customers and shareholders alike.



TO OUR SHAREHOLDERS

Propelled by record profits in our Towel & Tissue business and strong gains from our timberland sales program, 2006 was a year of significant earnings improvement for Wausau Paper. Our Printing & Writing business produced a positive shift in momentum from a very difficult 2005, and our Specialty Products business began to reap the benefits of targeted mix improvements by year-end. Against a backdrop of historically high input costs, over-supplied markets, and weak business conditions in two of our three business segments, we achieved significantly improved financial results for the year.

Highlights of Our 2006 Performance

- Earnings rebounded dramatically to $0.34 per share
- Revenues increased 8 percent to a record $1.2 billion
- New product revenue exceeded our 25 percent of total revenue goal for a fifth consecutive year
- Paper mill operating efficiencies increased nearly 2 percent, representing a sixth consecutive year of improvement
- Towel & Tissue operating profits increased 17 percent and reached a record of nearly $45 million

These accomplishments were achieved through a relentless focus on our core strategies of product innovation, niche markets, operational excellence, and benchmark service. Effective execution of these strategies allowed us to report much improved financial results despite absorbing fiber and energy price increases of $30 million. We continue to see evidence that our strategic focus differentiates Wausau Paper in the marketplace and yields a fundamental competitive advantage over the long term.

Our ability to recognize market trends and make the most of emerging opportunities has led to success in the growing market for environmentally preferable products. For example, our Green Seal® certified Eco-Soft® towel and tissue product line achieved 26 percent growth in 2006, its third full year in the marketplace. Our Printing & Writing business expanded its environmentally preferable product offerings and achieved strong market acceptance of its 100 percent recycled Exact Eco 100™ product. In addition, our Specialty Products business reformulated a number of products to meet growing customer demand for environmentally preferable food packaging papers.

Because we serve niche markets and emphasize product innovation rather than compete in commodity businesses, we can recognize promising market trends and move quickly to provide customers with product solutions. Our new product successes, strong distribution relationships, and effective branding have allowed us to achieve a measure of pricing leverage despite very competitive market conditions.

Our disciplined approach to operational improvement again paid significant dividends in 2006. Paper mill efficiencies increased for the sixth straight year, with a productivity gain of nearly 2 percent on top of similar achievements in recent years. Additionally, our cost containment efforts reduced operating costs slightly below those of the previous year. Another measure that we monitor closely is our composite internal rate of return for approved capital projects. In 2006 we again exceeded our goal of 17 percent. We have developed a solid track record of continuing improvement in these important measures, demonstrating our commitment to operational excellence as a core strategy.

Specialty Products – Overcoming Market Headwinds

Although Specialty Products achieved a measure of pricing leverage in 2006, its markets remained highly competitive and product pricing gains were insufficient to offset fiber and energy price increases of $16 million.

While overall market demand increased an estimated 4 percent in Specialty Products' two largest product categories — pressure-sensitive backing papers and food-packaging and food-service papers — highly competitive conditions resulted in a difficult pricing environment. Specialty Products also faced market turbulence in another key product area, as paper mill packaging volume declined due to competitive factors and, more generally, reductions in industry shipments.

In that unsettled environment, we seized opportunities to accelerate new product introductions, which contributed to a year-over-year profit gain in the fourth quarter. At the same time, we benefited from mix enhancements in certain highly specialized markets. As an example, shipments of silicone-coated release liners used by aerospace and composite structure manufacturers increased 30 percent during the year.

Because of these kinds of opportunities and our ability to act on them, we remain confident that accelerating product development and expanding in attractive markets will drive improved profitability for Specialty Products.

Printing & Writing – Succeeding in Niche Markets

Printing & Writing results, while far from acceptable, nonetheless improved dramatically over the difficult circumstances faced in 2005 with the shutdown of the Brokaw pulp mill and the first full year of operation at our Brainerd mill. With these issues behind us, the improving momentum of the business was substantial, as second-half 2006 results were near break-even, compared to operating losses of $10 million through the first six months of the year. Revenues and volume also accelerated over the course of the year with both measures reaching record levels in the fourth quarter. These gains reflect broad improvement in product mix, much improved operations, effective cost containment, and success in transitioning the Brainerd mill from commodity-oriented grades to higher-margin products that are a match for its capabilities. Effectively applying its capabilities also has made it Printing & Writing's most cost-effective mill.

An example of the mill's production capabilities is Exact Ice®, a premium high-brightness white opaque sheet for the commercial print market. The product was developed at the Brainerd mill and quickly attracted strong market demand. Besides showcasing the mill's capabilities, Exact Ice illustrates a key component of Printing & Writing's strategy. It aims to drive product mix enhancement through growth of our premium paper offerings, using our strong brand recognition, well established distribution relationships, and our presence in the consumer retail channel, where our shipments grew by 26 percent in 2006.

On a broader basis, the continuing consolidation and capacity rationalization in North American uncoated freesheet markets is encouraging. While pricing leverage has yet to reach a point where the rapid run-up in manufacturing costs of the last several years can be recovered, these market dynamics are more positive than they have been in years.

Towel & Tissue – Outperforming the Market

Our Towel & Tissue business continues to utilize new product success, innovative dispenser design, and premier service in its markets to drive record results. In 2006, volume grew by more than 5 percent compared to market growth of less than 2 percent, while our higher-margin value-added grades grew an exceptional 15 percent.

To a significant degree, these gains were achieved by the continuing success of our Eco-Soft™ product line as well as the strong first-year success of our OptiCore® premium tissue and innovative OptiServ™ dispensing systems, both introduced in 2005.

With the "away-from-home" towel and tissue market in reasonable balance, we are very encouraged over the prospects for this business in 2007.

Enhancing Our Financial Strength

During 2006, we took further steps to strengthen our balance sheet and provide the financial flexibility to pursue growth opportunities. At year-end our long-term-debt-to-total capital ratio was a conservative 37 percent. We also are benefiting from steps taken in recent years to substantially improve pension funding.

Our balance sheet reflects the impact of a well-considered timberland sales program. Our strategy here is to sell non-strategic acreage at a measured pace, primarily to retail markets, in order to maximize valuation. In 2006, we completed the sale of nearly 14,000 acres and expect to complete the sale of the remaining 27,000 acres earmarked for the program within the next three years.

We also continued our share repurchase program in 2006, acquiring 474,000 shares at a cost of $6 million. Our current authorization allows for the repurchase of up to 1.5 million additional shares. We also maintained our long record of returning value to shareholders in the form of dividends.

Confidence in Our Future

We approach 2007 with considerable optimism. We have strong momentum in our Towel & Tissue business, the potential for improved printing paper market conditions is greater than it has been in years, and we remain confident in our ability to drive improved results at Specialty Products through product innovation.

We take a long-term view of building our company and delivering value to shareholders. Our core strategies of product innovation, niche markets, benchmark customer service, and operational excellence remain compelling and will continue to drive our progress. These strategies guide us as we expand customer relationships, reshape our market participation through identifying a growing array of new environmentally preferable products, and develop new channels of distribution. These strategies form our foundation, a foundation we are confident will continue to deliver long-term value for our investors.

Thomas J. Howatt
President and Chief Executive Officer


$1.2B
1.1
1.0
0.9
0.8
0.7
0.6
0.5
2002
2003
2004
2005
2006

Net sales in 2006 reached $1.2 billion, exceeding the billion-dollar milestone for the third consecutive year. Wausau Paper's sales have grown at a compound rate of 6 percent annually since 2002.

30%

New product sales The proportion of 2006 sales from products introduced in the past three years, significantly exceeding our goal of 25 percent.

OUR PATH

Many everyday workplace and household items, whether marketed under one of our brands or incorporated in the products of numerous customers, depend on Wausau Paper's commitment, capabilities, and ingenuity. This annual report, for example, is printed on two of our high-quality printing and writing papers — Astropaque® and Royal SilkPlus® — and demonstrates one use for our ProCraft® translucent sheet. Other important products in our portfolio include ExperTec®, used for peel-off label and stamp backing; InvenTec®, greaseproof papers used in food packaging applications, and Bay West® towel and tissue products, soap, and dispensing systems for "away-from-home" commercial kitchen and washroom applications.

Our ability to identify and meet market needs reflects our unwavering commitment to a strategic path we set upon five years ago. It's a long-term focus that has helped us capture market leadership in key product areas, rise above challenging market conditions, strengthen our financial foundation, fashion a nimble company, and nourish a growth- and achievement-oriented culture.

Our path is guided by four core strategies:

> Focus on niche markets
> Emphasize product innovation
> Maintain benchmark customer service
> Drive operational excellence

In an industry faced with increasing commoditization and consolidation, our pursuit of these core strategies has allowed us to differentiate our company and generate growth.

Our marketing and product development teams are focused on identifying and commercializing products for niche and emerging markets. We were among the first to recognize a growing demand for environmentally preferable towel and tissue products, and we have utilized our production and packaging expertise to capture share in other higher-margin niches, such as the growing consumer scrapbooking market.

We exceeded our new-product introduction goal in each of the last five years. Our execution against that strategy emphasizes innovation, creates value recognized by customers, and enables us to compete on product features rather than solely on price.

We set the benchmark for customer service in our industry. Because we focus on service, we lead in on-time delivery and order accuracy. Because we have proven ourselves, customer expectations of Wausau Paper go well beyond accurate order fulfillment. Customers have come to rely on our expertise to help solve complex challenges, such as reformulating our ProRedi® grease-resistant papers in response to trans fat substitution by fast food chains.

Our focus on continuously improving operational efficiencies allows us to stay cost-competitive in a dynamic economic environment. Along with continuous operating improvement at existing facilities, this strategy encouraged our acquisition of Printing & Writing's Brainerd mill, which has become our most cost-effective facility for that segment.

Pursuit of these well-defined core strategies has allowed us to weather difficult market and economic conditions while positioning our businesses for improved performance as cost pressures ease and market conditions improve.


48000
54000
48000
Natural Multifold Towels
EcoSoft

OUR PROGRESS

Our core strategies are highly institutionalized and continue to move our business forward, producing record sales and other significant achievements in 2006. Most prominent among these achievements are record profitability, sales, and shipments in our Towel & Tissue business and substantially improved results and a positive momentum shift at Printing & Writing.

Our attentiveness to the "green movement" as a niche within the "away-from-home" market has been transformational for our Towel & Tissue business. We first introduced EcoSoft™ products made from 100 percent recycled content in 1991 and were the first in the industry to introduce a complete line of Green Seal® certified towel and tissue products. In 2006, shipments of our 82 environmentally preferable products increased 26 percent and now represent 35 percent of our Towel & Tissue shipments. This growth occurred at a time when the "away-from-home" market grew by less than 2 percent. Product line extensions, such as controlled-use towel, tissue, and soap dispensers, have enhanced the profitability of our environmentally preferable product offering.

Another increasingly important aspect of our niche market strategy is retail channel distribution. Our Printing & Writing business increased shipments to retailers, such as office superstores and wholesale clubs, by 26 percent in 2006 compared with the previous year. This growth helped fuel a 13 percent increase in shipments of our higher-margin premium papers. As another example, our Specialty Products unit is targeting grocery and convenience stores, leveraging our high-volume commercial ProRedi and EcoSelect™ products to penetrate the consumer market for parchment papers used in home baking.

Product innovation

In 2006, we achieved record Towel & Tissue sales of $288 million and operating income of $45 million, reflecting a 15 percent increase in value-added product shipments and a 5 percent increase in total shipments. Value-added products are now a third of our total towel and tissue business.

In our Printing & Writing business, we are serving a growing customer niche, leveraging core capabilities and the strength of our flagship Astropaque and Astrobrights® papers as we extend our presence in the multi-billion-dollar scrapbooking and craft market. Here we are meeting the needs of retailers and retail customers alike, in a niche that values variety and selection in paper color, size, and texture, and packaging flexibility. A recently completed agreement with a nationally known home products company is predicated not only on paper quality but also our incomparable ability to react to market needs, provide nontraditional sizes and package counts, introduce new colors, and re-supply inventories.

Green Seal® is a registered trademark of Green Seal, Inc., in Washington, D.C., and is used by permission.




12%
9
6
3
0
2001
2002
2003
2004
2005
2006

Operational excellence
Relentless focus on productivity within our paper mills generated a gain of almost 2 percent in 2006 on top of the previous five years' cumulative improvement of 10 percent. A similar focus exists in our converting facilities as evidenced by the 8 percent operating efficiency improvement achieved by Specialty Products' coating operations in 2006.

Innovation and attention to customers are also evident in how we approach the "away-from-home" towel and tissue market. Our OptiCore® and OptiServ™ dispensers are designed to maximize capacity and minimize waste — highly valued features among building and office managers. In its first-full year, OptiServ, a touch-free, roll-towel dispensing system, achieved significant acceptance in the market and helped produce an overall 30 percent increase in dispenser placements in 2006 over the previous year. Dispenser installations promote future towel and tissue product sales and raise our Bay West brand's visibility in the "away-from-home" market.

Even as our mills introduce a steady stream of new products and work to meet the changing needs of our customers, we continue to focus on improving production efficiencies. That emphasis produced our sixth consecutive year of productivity gains in 2006, with paper mill efficiencies increasing nearly 2 percent year over year. In addition, our facilities continuously implement cost-reduction and efficiency-improvement programs to strengthen operations, which helped offset the nearly $30 million of energy and raw material price increases absorbed in 2006. In the midst of intense fiber and energy cost pressures, cost containment efforts in each of our businesses have produced meaningful benefits. In our Specialty Products business, our Otis mill achieved significant year-over-year gains in energy efficiency.

As we initiated our core strategies five years ago, we also set upon an effort to improve the strength of our balance sheet to provide the financial flexibility necessary to support strategic growth. Over that time, we have significantly reduced outstanding debt, which at year-end was 37 percent of total capital, improved the funded position of our pension plans, improved working capital efficiency, and added flexibility to our capital structure through a new $125 million credit facility. We systematically increased the discipline around capital expenditure management and target a composite 17 percent internal rate of return on all approved capital projects. We are a third of the way through our program to sell 42,000 acres of non-strategic timberlands, unlocking significant value and further strengthening our balance sheet.

Customer service

Customer service has long been a point of differentiation for our Printing & Writing unit. We strive to enhance that reputation by optimizing our extensive on-hand inventories to reflect well established buying patterns, anticipate the future product needs of our customers, and provide overnight delivery where economically supported.


100% RECYCLED
EcoSoft
PAPER PRODUCTS
2-Ply Paper Towels
GREEN SEAL
CERTIFIED
BAY WEST

17%

Rate of return Our internal rate of return goal, exceeded again in 2006, indicating effective use of resources even in a challenging market environment.

OUR FUTURE

An intense focus on our core strategies will continue to fuel above-market growth, yield operational and efficiency improvements, and ensure that our facilities remain cost-competitive. It is our commitment to these core strategies and a relentless pursuit of continuous improvement that differentiates us in competitive markets and provides us new growth opportunities.

Product innovation will continue to be a catalyst of near-term performance and long-term growth. In the last year we introduced an array of colored and touch-free towel dispensers which have proven to be market differentiators. Building managers upgrading restrooms or complying with government regulations in particular have been attracted to these products.

The high quality of our glassine release liner, masking tape base paper, and food packaging products continues to drive our leadership in North American specialty markets. Going forward we will leverage the reception our products have received from new international customers, further penetrating markets which place a high value on the performance of our specialty products.

In our towel and tissue product lines, a commitment to environmental stewardship has proven to be both a good business practice and a growth catalyst. Niche-focused, environmentally preferred products will take on increasing importance in our Printing & Writing business as we continue to build on our industry-leading position as a supplier of Green Seal certified printing and writing products. We will pursue similar opportunities for other Wausau Paper products and will collaboratively leverage the market penetration of our three business units to uncover new niche market and cross-selling opportunities.

The culture of continuous improvement at Wausau Paper is driven by strategic metrics and business improvement methodologies to eliminate waste, enhance plant safety, meet demanding quality measures, and deliver current and new products in a manner to meet or exceed customer expectations. In exceeding those expectations, we intend to enhance the financial performance of Wausau Paper and as a result, create greater value for our shareholders.

Niche markets

Our emphasis on niche markets, supported by outstanding customer service, product innovation, operational excellence, and the financial flexibility that a strong balance sheet provides, positions Wausau Paper to deliver strong performance and enhanced shareholder value.

Market knowledge and problem-solving capabilities lead to innovation, competitive advantage, and strong customer relationships, differentiating Wausau Paper and helping achieve strategic objectives even in a challenging environment.

Percent of Consolidated Net Sales

Specialty Products


40%


Parchment Paper
PICK UP HERE

Printing & Writing


36%


Astrobrights

Towel & Tissue


24%



AT A GLANCE

PRODUCTS

Highly diverse technical specialty papers with unique performance characteristics, including pressure-sensitive label backing paper, masking tape base paper, and a broad range of food, medical, and industrial papers

ExperTec®
DuraTec™
ProTec®
ProGard®
ProRedi®
ProPly®
InvenTec®
ReleasTec®

DISTRIBUTION

Specialty papers sold directly to manufacturers and converters who serve the consumer products, food service, automotive, and metals industries, among others

Moisture-barrier laminated roll wrap sold to paper manufacturers and converters

---

Premium uncoated printing, writing, and imaging papers used for printed and photocopied documents, such as annual reports, brochures, announcements, and greeting cards

Astrobrights®
Astropaque®
Exact®
Professional Series™
Royal Brands
Creative Collection™

Printing, writing, and imaging papers sold in sheets and rolls to:

> Paper distributors who sell to commercial printers, in-plant print shops, quick printers, and copy centers

> Retailers such as office supply stores, mass merchandisers, and craft/hobby stores

> Converters for the greeting card, envelope, and announcement industries

---

Paper towel, tissue, soap, wipers, and dispensing systems for the "away-from-home" market

Bay West®
DublSoft®
EcoSoft™
Dubl-Tough®
OptiCore®
Revolution®

Sold to paper and sanitary supply distributors who serve:

> Factories and other commercial and industrial locations

> Health service facilities and office buildings

> Restaurants, theme parks, airports, and hotels

FINANCIAL STATEMENTS

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

The following discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties, and assumptions. Forward-looking statements are not guarantees of performance. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Wausau Paper and our consolidated subsidiaries may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements may be identified by, among other things, beliefs or expectations that certain events may occur or are anticipated and projections or statements of expectations with respect to various aspects of our business, our plans or intentions, our stock performance, the industry within which we operate, the economy, and any other expressions of similar import or covering other matters relating to our business and operations. Risks, uncertainties, and assumptions relating to our forward-looking statements include the level of competition for our products, changes in the paper industry, downturns in our target markets, adverse changes in our relationships with large customers and our labor unions, costs of compliance with environmental regulations, our ability to fund our operations, changes in the price or availability of raw materials and energy, the failure to develop new products that meet customer needs, unforeseen operating problems, changes in strategic plans or our ability to execute such plans, maintenance of adequate internal controls, changes in financial accounting standards, unforeseen liabilities arising from current or prospective claims, and the effect of certain organizational anti-takeover provisions. These and other risks, uncertainties, and assumptions are described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2006, and from time to time in our other filings with the Securities and Exchange Commission after the date of such annual report. We assume no obligation, and do not intend, to update these forward-looking statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the accounting policies which could have the most significant effect on our reported results and require subjective or complex judgments by management.

Sales Returns and Allowances

Wausau Paper maintains reserves for expected returns and allowances based on return practices and historical experience. Reserves for returns and allowances may need to be adjusted if actual sales returns differ from estimates.

Allowance for Doubtful Accounts

Wausau Paper records allowances for doubtful accounts based upon customer-specific analysis and general matters such as current assessment of past-due balances. Additional allowances for doubtful accounts may be required if there is an increase in past-due balances or for customer-specific circumstances, such as financial difficulty. The allowance for doubtful accounts was $1.4 million and $1.7 million at December 31, 2006 and 2005, respectively.

Excess and Obsolete Inventory

Wausau Paper records allowances for excess and obsolete inventory based on historical and estimated future demand and market conditions. Additional inventory allowances may be required if future demand or market conditions are less favorable than we have estimated.

Impairment of Long-Lived Assets

Wausau Paper evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We use judgment when applying the impairment rules to determine when an impairment test is necessary. Factors we consider which could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative or industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value. We are required to make estimates of our future cash flows related to the asset subject to review. These estimates require assumptions about demand for our products, future market conditions, and technological developments. Other assumptions include determining the discount rate and future growth rates.

Income Taxes

Wausau Paper's estimates of income taxes payable, deferred income taxes, and the effective tax rate are based on an analysis of many factors including interpretations of federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. In addition, federal and state taxing authorities periodically review our estimates and interpretations of income tax laws. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

Pension Benefits

Defined benefit pension costs and obligations are actuarially determined and are affected by assumptions including discount rate, the expected rate of return on plan assets, and assumed annual rate of compensation increase for plan employees, among other factors. Changes in discount rate and differences from actual and assumed asset returns as well as changes in other assumptions will affect the amount of pension expense recognized in future periods. Additional information regarding pension benefits is available in "Note 6—Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

Other Post-retirement Benefits

The costs and obligations for post-retirement benefits other than pension are also actuarially determined and are affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods. Additional information regarding post-retirement benefits is available in "Note 6—Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

Litigation, Claims, and Contingencies

Wausau Paper records environmental liabilities based on estimates for known environmental remediation exposures utilizing information received from third-party experts and our past experience with these matters. At third-party sites where more than one potentially responsible party has been identified, we record a liability for its estimated allocable share of costs related to our involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, the estimate of our environmental liabilities may change.

Stock-based Compensation Plans

Effective January 1, 2006, Wausau Paper adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. The modified prospective application transition method requires that as of the effective date, compensation cost related to share-based payment transactions is recognized as an operating expense in the statement of operations over the requisite service period of the grant based on the grant-date fair value of the award. As such, prior periods will not reflect restated amounts. The grant-date fair value of an award is estimated using a binomial option-pricing model that incorporates assumptions based upon expectations and information available at the measurement date of the award. These assumptions include the expected term of the award, the expected dividend yield over the expected term of the award, the risk-free interest rate over the expected term of the award, the expected volatility of the stock price over the expected term of the award, and estimated forfeitures over the expected term of the award. See "Note 1—Description of the Business and Summary of Significant Accounting Policies" and "Note 8—Stock Compensation Plans" in the Notes to Consolidated Financial Statements for additional information on the impact of this statement.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans" ("SFAS 158"), which requires that we recognize in our financial statements the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year end financial statements, with limited exceptions, and to disclose additional information regarding certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service credits, and transition assets or obligations. The requirement to recognize the funded status of a defined post-retirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the year end financial statements is effective for fiscal years ending after December 15, 2008. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158 and recognized a charge of $36.6 million, net of income taxes, to other comprehensive income in the Consolidated Statement of Stockholders' Equity. See "Note 6—Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements for additional information required to be disclosed in accordance with SFAS 158.

Future Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which will be effective for Wausau Paper on January 1, 2007. FIN 48 defines the thresholds for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This Interpretation provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with interest and penalties. Additional information regarding the adoption of FIN 48 is contained in "Note 1—Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP prohibits companies from recognizing planned major maintenance costs under the "accrue-in-advance" method that allowed the accrual of a liability over several reporting periods before the maintenance is performed. FSP AUG AIR-1 is applicable to entities in all industries for fiscal years beginning after December 15, 2006, and must be retrospectively applied. Additional information regarding the adoption of FSP AUG AIR-1 is contained in "Note 1—Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Other significant accounting policies, not involving the same level of uncertainties as those previously discussed, are important to an understanding of the Consolidated Financial Statements. Additional information regarding significant accounting policies is available in "Note 1—Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

OPERATIONS REVIEW

Overview

During 2006, Wausau Paper captured the benefits of year-over-year increases in average selling price and shipments, as well as gains from our timberland sales program, to more than offset higher manufacturing costs—most notably fiber and energy prices—and report net earnings of $17.6 million in 2006. In 2005, Wausau Paper reported a net loss of $19.5 million which included losses associated with the first full-year of operation of the paper mill in Brainerd, Minnesota, and after-tax charges of $24.2 million for closure costs and restructuring expense related to the closure of a sulfite pulp mill. Additional information on the acquisition of the Brainerd, Minnesota mill and the closure of the sulfite pulp mill is available in "Note 9—Acquisitions" and "Note 2—Pulp Mill Closure" in the Notes to Consolidated Financial Statements, respectively.

In 2006, we continued to pursue our core business strategies, focusing on niche markets, product innovation, benchmark customer service, and operational excellence to drive long-term results. During 2006, revenues from products developed in the previous three years exceeded our corporate goal of 25%, helping to increase sales of higher-margin premium products. Paper mill productivity increased 2% in 2006 following a 1% improvement in 2005. In addition, we targeted key areas, including disciplined management of capital spending, containment of manufacturing and administrative costs, and improvement in working capital efficiencies, to increase our return on capital employed. In 2006, we achieved a composite internal rate of return for capital approved that exceeded our goal of 17%. Our cost containment efforts resulted in costs, after equalizing for production volume and mix differences as well as fiber and energy price variations, that were slightly below 2005 levels. Our management of working capital through the monitoring of inventory levels, accounts receivable, and accounts payable resulted in essentially flat year-over-year inventory turns and days payable outstanding, while days sales outstanding improved modestly. These and other improvement initiatives are intended to help us achieve a long-term return-on-capital-employed target of 13%. Our ability to ultimately achieve this target is influenced by internal initiatives as well as external factors including general economic conditions, the price of energy and raw materials, competitive factors, and changes in market demand and paper pricing.

Effective with the first quarter of 2006, timberland assets held for sale and gains from the disposal of such assets have been reclassified from the operating segments to corporate. As a result, certain prior-year segment information has been reclassified to conform to the 2006 presentation.

Net Sales

(all dollar amounts in thousands)	2006	2005	2004
Net sales	$1,188,178	$1,097,093	$1,040,717
Percent increase	8%	5%	7%

Net sales for the year ended December 31, 2006, were $1,188.2 million compared to net sales of $1,097.1 million for the year ended December 31, 2005. Total shipments increased 4% in 2006 to 919,072 tons from the 882,267 tons shipped in 2005. Net sales in 2004 were $1,040.7 million, and total tons shipped were 863,055 tons.

Average net selling price increased approximately 4%, improving net sales by $44 million, in 2006 as compared to 2005, with more than 3 percentage points of the net selling price improvement, or approximately $34 million, attributable to actual selling price increases and the balance due to improved overall product mix. Compared to 2004, 2005 average net selling price improved nearly 3%, or $28 million, with actual product selling prices improving approximately 3%, or $33 million, and product mix differences reducing net sales by more than $4 million.

Discussion of market conditions and trends is included in the segment summaries that follow. If published market data is available, it is referenced in the discussion. Certain markets within which Wausau Paper competes are small and highly fragmented. Where industry data is not available, our analysis is based on more subjective market indicators, such as order patterns for Wausau Paper products and discussion with customers regarding overall industry volumes.

Specialty Products recorded net sales of $468.9 million on total shipments of 394,079 tons for the year ended December 31, 2006, compared with net sales of $459.0 million on shipments of 403,747 tons in 2005. Net sales and shipments in 2004 were $462.8 million and 421,449 tons, respectively. While the tons of product shipped declined more than 2% in 2006 from 2005, average net selling price, led by actual product selling price improvements, increased 4%, or $18 million, resulting in a year-over-year increase in net sales. Average selling price increased 3% in 2005 compared with 2004, improving net sales by approximately $14 million with the improvement nearly evenly split between actual selling price increases and mix enhancements.

Market demand improved in Specialty Products' largest product category, pressure-sensitive backing papers, increasing an estimated 4% in both 2006 and 2005. Demand in Specialty Products' second largest product category, food-packaging/food-service papers, also increased an estimated 4% in both 2006 and 2005. Demand for paper mill packaging products declined in both 2006 and 2005 as production of newsprint and other paper grades trended lower across the industry. Demand for other industrial and consumer papers, most notably masking tape base stock, declined slightly in 2006 after increasing modestly in 2005. Despite recent growth in demand, markets remained competitive with competition coming from paper-based products as well as other film-based substrates.

Shipments of Specialty Products' pressure-sensitive backing papers decreased 1% in 2006 after decreasing 1% in 2005, while food-packaging/food-service shipments decreased 5% in 2006 compared to an improvement of 3% in 2005. Paper mill packaging shipments declined 13% each in 2006 and 2005, respectively. Shipments of lower-price fill products increased nearly 60% in 2006 compared to a decline of 60% in 2005. Specialty Products continued its focused product development efforts in 2006 with revenues from products developed in the previous three years exceeding the corporate goal of 25%.

Net sales for the Printing & Writing business segment were $431.0 million in 2006 on shipments of 354,243 tons compared with 2005 net sales of $378.1 million on shipments of 316,234 tons. In 2004, net sales were $352.3 million and shipments were 289,703 tons. The overall improvement in net sales from 2005 to 2006 of 14% was driven primarily through growth in white papers including premium and opaque product categories.

For the year ended December 31, 2006, average net selling price improved 2%, increasing net sales by $9 million as compared to the year ended December 31, 2005. In the year-over-year comparison, actual selling price increases accounted for the majority of the average net selling price gain. Comparing 2005 to 2004, average net selling price declined 3% in 2005, reducing net sales by $10 million as compared to 2004. Product mix differences, primarily related to higher fill volumes, reduced average net selling price 5%, or net sales by $17 million, while actual product selling prices increased 2%, impacting net sales by more than $7 million.

Demand for uncoated freesheet papers increased less than 1% in 2006 following a 3% decrease in 2005. Uncoated freesheet demand, impacted by such factors as employment trends and increased electronic data communications, declined in five of the last seven years. Demand in the text and cover segment of the uncoated freesheet market declined 3% in 2006 following a 4% decline in 2005. Despite competitive market conditions, shipments of our premium printing and writing papers, including text and cover, increased 13% in 2006 and 4% in 2005. Shipments through Printing & Writing's retail distribution channel such as office supply stores and other retailers increased 26% in 2006 and 5% in 2005. At the same time, shipments through Printing & Writing's largest distribution channel, traditional paper merchants, increased 7% in 2006 and 9% in 2005. Product pricing has remained very competitive despite the industry-wide capacity rationalization that has occurred in recent years. As 2007 began, prices were relatively stable despite seasonally weak market conditions.

Towel & Tissue 2006 net sales were $288.3 million and shipments were 170,750 tons compared to 2005 net sales of $260.0 million and shipments of 162,286 tons. In 2004, net sales were $225.7 million on shipments of 151,903 tons. Average net selling price increased 6% in 2006 as compared to 2005, favorably impacting net sales by more than $15 million. Actual product price increases improved average selling price by more than 4% and net sales by $11 million, while product mix enhancements improved average selling price and net sales by 2% and more than $4 million, respectively. Average net selling price increased 9% in 2005 as compared to 2004, favorably impacting net sales by $19 million. Actual product price increases improved average selling price by more than 7% and net sales by $17 million, while mix enhancements improved average selling price and net sales by 1% and more than $2 million, respectively.

The "away-from-home" segment of the towel and tissue market grew nearly 2% in 2006 and 1% in 2005. Steady growth and industry rationalization of production capacity have resulted in a balanced market and pricing leverage over the past two years. As a result, significant selling price increases were implemented in 2006 and 2005. Shipments of Towel & Tissue's higher-priced, value-added products increased 15% in 2006 and 10% in 2005, while shipments of lower-priced standard products increased 1% in 2006 and 5% in 2005.

Approximately 40%, or more than 80,000 tons per year, of Towel & Tissue's total parent roll supply is purchased from other towel and tissue manufacturers. Industry supply of these parent rolls was readily available throughout 2006 and 2005. We believe that adequate parent roll supply will continue to be available to meet our converting needs. As 2007 began, "away-from-home" towel and tissue market conditions remained stable with demand continuing to expand at a moderate rate.

Gross Profit on Sales

(all dollar amounts in thousands)	2006	2005	2004
Gross profit on sales	$122,418	$52,626	$117,541
Gross profit margin	10%	5%	11%

Gross profit margin increased to $122.4 million, or 10.3% of net sales in 2006 compared with $52.6 million or 4.8% of net sales in 2005. Gross profit margin in 2004 was $117.5 million, or 11.3% of net sales. Improvements in average selling price and shipment volumes, operational efficiency gains, and gains from the timberland sales program more than offset higher energy and fiber costs in 2006. During 2006 and 2005, our timberland sales program favorably impacted gross profit margin by $17.3 million and $2.2 million, respectively. In addition, 2005 gross profit margins were impacted by charges of $37.1 million related to inventory write-downs of pulp mill inventory to net realizable value, accelerated depreciation on long-lived assets that were abandoned upon closure, and a portion of severance and benefit continuation costs with respect to the closure of the sulfite pulp mill at our Brokaw mill. Pulp mill closure charges recognized in cost of sales for 2006 were $0.3 million. For additional information on the closure of our sulfite pulp mill, refer to "Note 2—Pulp Mill Closure" in the Notes to Consolidated Financial Statements.

Raw materials comprise approximately 55% of our total cost of sales with market pulp and wastepaper accounting for more than one-half of this total. Labor and fringes are approximately 20% of our total cost of sales while utilities account for approximately 10%. Other operating expenses, including outbound freight, depreciation, and maintenance, comprise the remaining 15% of our cost of sales.

Fiber prices—consisting primarily of market pulp, wastepaper, linerboard, pulpwood, and purchased towel and tissue parent rolls—increased over the last three years. As compared to 2005, 2006 fiber costs increased approximately $25 million after increasing approximately $16 million in 2005 as compared with 2004.

During the first quarter of 2006, pulp prices increased slightly from pricing at the end of 2005. In the following three quarters of 2006, pulp prices increased significantly. In 2006, wastepaper prices trended higher in the second and third quarters before holding relatively stable through the fourth quarter. In 2006, we consumed approximately 520,000 air-dried metric tons of market pulp and 140,000 standard tons of wastepaper. Approximately 450,000 air-dried metric tons of market pulp and 150,000 standard tons of wastepaper were consumed in 2005. The average consumption price of market pulp, the primary raw material used in the production of paper, increased approximately $40 per air-dried metric ton, or $19 million, in 2006 as compared to 2005. As compared with 2004, the average price of market pulp increased approximately $22 per air-dried metric ton, or $9 million in 2005. The average price of wastepaper, used in the production of towel and tissue products, increased $5 per standard ton, or less than $1 million, in 2006 as compared to 2005. As compared with 2004, the average price of wastepaper decreased $21 per standard ton, or $3 million, in 2005. Total costs for linerboard, used in the production of moisture-barrier laminated roll wrap, increased nearly $2 million in 2006 as compared to 2005. Total costs for linerboard increased approximately $2 million in 2005 as compared to 2004. Purchased towel and tissue parent rolls, used in Towel & Tissue's converting operation, increased $53 per standard ton, or more than $4 million, in 2006 as compared to 2005 after increasing $71 per standard ton, or more than $4 million the year before.

Energy-related prices—consisting primarily of natural gas, electricity, coal, fuel oil, and transportation—trended modestly lower in 2006 although declines in natural gas prices were somewhat offset by price volatility with other energy components. During 2005, energy prices increased dramatically after increasing at a significant but more modest rate in 2004. In total, energy-related costs increased more than $4 million in 2006 as compared with 2005 and $23 million in 2005 as compared with 2004.

Natural gas prices trended generally higher in the first three quarters of 2005 before moving significantly higher in the fourth quarter. The late-year move was related, in part, to supply disruptions caused by hurricanes impacting the Gulf of Mexico in the late summer and early fall seasons. Natural gas prices trended lower in 2006 from peak levels reached in late 2005. The average price of natural gas decreased approximately 2%, or less than $1 million, in 2006 as compared to 2005 after increasing 33%, or $11 million, in 2005 compared with the prior year. Through our cost reduction efforts, we have been successful in improving our energy efficiencies and reducing natural gas consumption in recent years. We currently consume more than 4 million decatherms annually and have substituted fuel oil and coal when economics allowed. We price protect, from time to time, certain volumes of natural gas through fixed-price contracts. Our policy allows for the price protection of up to 50% of our expected use on a rolling 12-month basis. Early in 2007, we had a portion of our first quarter requirements price protected.

Price increases were experienced in 2006 with other sources of energy that are significant to our operations. As compared with 2005, 2006 electricity costs increased 8% or $2 million, fuel oil costs increased 20% or more than $1 million, and coal costs increased 10% or nearly $2 million. As compared with 2004, 2005 electricity costs increased 14% or more than $3 million, fuel oil costs increased 35% or $2 million, and coal costs increased 14% or nearly $2 million. In addition, transportation prices increased $6 million in 2006 as compared with 2005 after increasing nearly $5 million from 2004.

Market pulp list prices continued their upward trend in early 2007 while natural gas prices have trended lower. However, natural gas prices are well above historical averages and remain quite volatile.

Labor and fringe costs decreased 0.9% in 2006 as compared to 2005 and increased 2.5% in 2005 as compared to 2004. Depreciation expenses decreased 42% in 2006 compared with 2005 due primarily to accelerated depreciation related to the 2005 closure of the sulfite pulp mill at Brokaw. Depreciation expenses increased nearly 60% in 2005 as compared with 2004, again, due primarily to accelerated depreciation related to the 2005 closure of the sulfite pulp mill at Brokaw. Other operating costs, including maintenance, were relatively stable in 2006 compared to the same period in the prior year.

Specialty Products gross profit margins were 5.7% in 2006, 7.4% in 2005, and 9.8% in 2004. The improvement in average net selling price in 2006 compared to 2005 only partially offset higher energy, fiber and other manufacturing costs, resulting in reduced gross profit margins. Fiber prices increased nearly $13 million in 2006 as compared with 2005 while energy prices increased more than $3 million over the same period. Similarly, selling price increases, sales mix enhancements, and production efficiency improvements only partially offset higher manufacturing expenses resulting in lower 2005 margins as compared to 2004. Energy prices increased more than $6 million in 2005 as compared with 2004 while fiber costs increased more than $7 million over the same period.

Printing & Writing recorded a gross profit margin of 3.5% in 2006, a negative gross margin of 9.7% in 2005 and a gross profit margin of 7.6% in 2004. An improvement in the 2006 gross profit margin from 2005 was the result of average net selling price increases, sales volume gains and slightly lower energy prices which more than offset increases of more than $7 million in fiber prices. Gross profit in 2005 was also unfavorably impacted by a $37.1 million charge to cost of goods sold as a result of the fourth-quarter closure of the sulfite pulp mill located in Brokaw. The pulp mill closure charge, which impacted 2005 gross profit margins by nearly 10 percentage points, included accelerated depreciation on pulp mill related assets that were abandoned as a result of the closure and a write-down of related pulp mill inventory to net realizable value. The pulp mill was closed due to the unit's high cost of operation and capital investment requirements related to aging plant and equipment. As compared with 2004, 2005 energy prices increased more than $12 million while fiber prices increased more than $6 million.

Towel & Tissue gross profit margin was 22.3% in 2006, 21.6% in 2005, and 20.5% in 2004. Selling price increases and mix improvements more than offset increased fiber and energy prices, resulting in higher 2006 margins compared to 2005. Fiber prices increased slightly more than $5 million in 2006 as compared with 2005 while energy prices increased nearly $2 million. Similarly in 2005, selling price increases and mix enhancements offset increased energy and fiber prices, improving margins as compared to 2004. Energy prices increased $4 million in 2005 as compared with 2004 while fiber prices increased $2 million.

Consolidated customer order backlogs increased to approximately 48,300 tons, representing $59.9 million in sales at December 31, 2006, compared to 42,500 tons, representing $52.1 million in sales as of December 31, 2005. Consolidated customer order backlogs were 35,100 tons, or $42.0 million in sales as of December 31, 2004. The increase in customer order backlogs was due to increases across all business segments. Our Specialty Products business segment backlog totaled 34,700 tons at December 31, 2006, compared to 32,200 tons at December 31, 2005. Printing & Writing's backlog tons increased to 11,400 tons at December 31, 2006, from 8,400 tons at December 31, 2005. In the Towel & Tissue business segment, backlog tons were 2,200 tons at December 31, 2006, compared to 1,900 tons at December 31, 2005. The change in customer backlog at December 31, 2006, compared to December 31, 2005, does not necessarily indicate a change in business conditions, as a large portion of orders is shipped directly from inventory upon receipt and does not impact backlog numbers. The entire backlog at December 31, 2006, is expected to be shipped during fiscal 2007.

Labor

A new three-year labor agreement was negotiated with United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Services Workers International Union Local 2-15 and Local 2-1778 at Specialty Products' Rhinelander, Wisconsin facility in 2006. The labor contract at our Printing & Writing's Brokaw, Wisconsin facility expired on May 31, 2006 and is in the process of being negotiated. Labor agreements will expire at other facilities in 2007, 2008, and 2009. We maintain good labor relations at all facilities and expect that new multi-year contracts will be negotiated at competitive rates.

Selling and Administrative Expenses

(all dollar amounts in thousands)	2006	2005	2004
Selling and administrative expense	$82,695	$74,423	$75,817
Percent increase/(decrease)	11%	(2%)	12%
As a percent of net sales	7%	7%	7%

In 2006, selling and administrative expenses were impacted by stock incentive program charges of $2.3 million, which were determined by the grant-date fair value of equity-type awards and the change in the fair value of liability-type awards which are settled in cash. During 2005 and 2004, the charges or credits for these programs were determined by using the "intrinsic value based method." As a result, awards classified as a liability were remeasured at the intrinsic value each reporting period and resulted in a credit of $2.4 million in 2005 and a charge of $2.8 million in 2004. For additional information on our stock incentive programs, refer to "Note 8—Stock Compensation Plans" in the Notes to Consolidated Financial Statements. After adjusting for stock-based incentive compensation programs, increased wages, benefits, legal, and consulting expenses accounted for the balance of the increase in selling and administrative expenses.

Restructuring Charge

Wausau Paper recorded a pre-tax $1.3 million closure charge for the year ending December 31, 2005, for employee severance benefits and other associated closure costs directly related to the closure of the sulfite pulp mill located at Printing & Writing's Brokaw papermaking mill. Other associated closure costs of approximately $0.2 million were recorded in the first half of 2006. For additional information on the closure of our sulfite pulp mill, refer to "Note 2—Pulp Mill Closure" in the Notes to Consolidated Financial Statements.

Other Income and Expense

(all dollar amounts in thousands)	2006	2005	2004
Interest expense	$11,252	$10,957	$10,285
Other income, net	624	496	939

Interest expense was higher for the year ending December 31, 2006, at $11.3 million compared to $11.0 million for the year ending December 31, 2005, due principally to increased interest rates year over year. Interest expense for the year ending December 31, 2004, was $10.3 million. Long-term debt levels were $160.3 million, $161.0 million, and $161.8 million as of December 31, 2006, 2005, and 2004, respectively.

In 2007, interest expense is expected to remain comparable with 2006 levels. Interest capitalized in 2006, 2005, and 2004 was not significant. Our capitalized interest methodology is outlined in "Note 1—Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Other income includes interest income of $0.3 million, $0.5 million, and $0.7 million in 2006, 2005, and 2004, respectively. The decrease in interest income in 2006 was driven primarily by lower average cash and cash equivalent balances.

Income Taxes

(all dollar amounts in thousands)	2006	2005	2004
Income tax provision (credit)	$10,823	$(14,125)	$11,985
Effective tax rate	37.5%	(42.3%)	37%

The effective tax rate for the year ended December 31, 2006 was 37.5%. In 2005, our effective tax rate was favorably impacted by $1.7 million for changes in state tax laws which lowered our effective state rate.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which will be effective for Wausau Paper on January 1, 2007. FIN 48 defines the thresholds for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This interpretation provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with interest and penalties. We do not expect the adoption of FIN 48 to have a material effect on the consolidated financial statements.

Effective January 1, 2007, we reorganized the structure of some of our legal entities for administrative and tax saving objectives. The impact of this reorganization is expected to result in state tax benefits of approximately $10.0 million for the tax year ended December 31, 2007 due to the ability to utilize previously reserved state operating losses. Income taxes are discussed in "Note 7—Income Taxes" in the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Capital Expenditures

(all dollar amounts in thousands)	2006	2005	2004
Cash provided by operating activities	$ 37,982	$ 18,223	$ 70,737
Percent increase/ (decrease)	108%	(74%)	12%
Working capital	$139,065	$130,719	$139,542
Percent increase/ (decrease)	6%	(6%)	2%
Current ratio	1.9:1	1.9:1	1.9:1
Capital expenditures	$ 23,856	$ 31,494	$ 29,565
Percent increase/ (decrease)	(24%)	7%	22%

Cash provided by operating activities increased in 2006 compared to 2005 due, in part, to improved net earnings in 2006, somewhat stable year-over-year inventory levels and cash received from income tax refunds. These factors were somewhat offset by increased receivable balances in 2006 compared to 2005. In 2005, cash provided by operating activities decreased compared to 2004 due, in part, to a net loss in 2005, increased inventory levels, higher receivable balances, and a decline in income taxes payable. We contributed $17.4 million to defined benefit pension plans during 2006, compared with contributions of $16.0 million and $20.2 million in 2005 and 2004, respectively. Benefit plans are discussed in "Note 6—Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

In 2006, we continued our initiative to limit capital spending to necessary maintenance-related and high-return capital projects. We also met our targeted composite internal rate of return of 17% for capital approved. Capital expenditures totaled $23.9 million, $31.5 million, and $29.6 million in 2006, 2005, and 2004, respectively. In 2007, it is expected that capital spending will be approximately $40.0 million.

For 2006, capital expenditures for projects with total spending expected to exceed $1.0 million occurred in all three business segments. Specialty Products spent $4.2 million on a stock preparation consolidation project at the Rhinelander, Wisconsin facility and $3.0 million on paper mill related equipment at the Rhinelander, Wisconsin, Mosinee, Wisconsin, and Jay, Maine, mills. Printing & Writing spent $1.0 million on paper mill related equipment at the Brokaw, Wisconsin, Groveton, New Hampshire, and Brainerd, Minnesota, mills. Towel & Tissue spent $1.1 million on various converting lines.

The balance of $14.6 million in 2006 capital spending was related to projects that individually cost less than $1.0 million. These expenditures included $6.1 million for essential non- or low-return projects, including maintenance-related capital and approximately $8.5 million on projects expected to provide a return in excess of our targeted internal rate of return.

For 2005, capital expenditures for projects with total spending expected to exceed $1.0 million occurred in all three business segments. Specialty Products spent $2.5 million on paper mill related equipment at the Rhinelander, Wisconsin, Mosinee, Wisconsin, and Jay, Maine, mills. Printing & Writing spent $1.1 million on a palletizer project at the Groveton, New Hampshire facility and $0.3 million as part of a capital project to expand premium papers production capabilities at the Brokaw, Wisconsin, paper mill. Towel & Tissue spent $4.5 million on various converting lines. The balance of $23.1 million in 2005 capital spending was related to projects that individually cost less than $1.0 million. These expenditures included $16.8 million for essential non- or low-return projects, including maintenance-related capital and approximately $6.3 million on projects expected to provide a return in excess of our targeted internal rate of return.

During 2005, we announced our intent to sell, over the next three to four years, approximately 42,000 acres of timberlands at values expected to result in an after-tax gain of $29 million. In 2006, we sold approximately 14,000 acres of timberlands for an after-tax gain of $10.8 million. During 2005, we sold approximately 1,200 acres of timberlands for an after-tax gain of $1.3 million. Our timberland sales program is expected to continue at a pace in 2007 that will allow us to complete our sales program within the time period specified.

We believe that the available credit under our credit agreements and our earnings for 2007 will be sufficient to meet our cash flow needs for capital, working capital, and investing activities in 2007.

Debt and Equity

(all dollar amounts in thousands)	2006	2005	2004
Short-term debt	$ 184	$ 86	$ 115
Long-term debt	160,287	161,011	161,833
Total debt	160,471	161,097	161,948
Stockholders' equity	274,074	310,219	357,092
Total capitalization	434,545	471,316	519,040
Long-term debt/ capitalization ratio	37%	34%	31%

At December 31, 2006, total debt was $160.5 million, which is comparable to the $161.1 million reported at December 31, 2005.

The total amount of long-term debt outstanding includes a private placement of $138.5 million in senior notes. The notes mature in 2007, 2009, and 2011 at $35 million, $68.5 million, and $35 million, respectively. In addition, we have a $125 million unsecured revolving-credit agreement with five participating banks that expires on July 27, 2011. Under the facility, we may elect the base for interest from either domestic or offshore rates. In addition, the facility provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. Under the $125 million unsecured revolving-credit facility, we have the ability and the intent to refinance on a long-term basis $35 million of unsecured private placement notes maturing in 2007. As a result, we have classified the amount as long-term on our balance sheet.

On December 22, 2006, Wausau Paper, the financial institutions participating in the revolving-credit facility and the required holders of our $138.5 million senior notes agreed to amend a certain financial covenant in anticipation of the adoption of SFAS 158 at December 31, 2006. The minimum net worth covenant was amended to allow for the impact of the initial adoption of the pronouncement. See "Note 6—Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements for a further discussion on the adoption of SFAS 158.

Wausau Paper maintains an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. There were no borrowings under this agreement at December 31, 2006 and 2005.

On November 2, 2004, we entered into a loan agreement with the Economic Development Authority of the city of Brainerd, Minnesota. Under the agreement, we borrowed $500,000, of which $100,000 was forgivable upon meeting certain employment criteria at our Brainerd, Minnesota, facility by November 1, 2006. The employment criteria have been met in 2006, therefore, $100,000 of the loan has been forgiven. Interest is payable quarterly on the outstanding balance at a rate of 2% *per annum*. In accordance with the agreement, quarterly payments of principal and interest began on January 1, 2006. The loan is due and payable no later than November 1, 2013.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that was issued under our revolving credit facility.

On December 31, 2006, we had a total of approximately $106 million available for borrowing under existing credit facilities.

We do not have material market risk associated with derivative instruments, including interest-rate risk, foreign currency exchange risk, or commodity-price risk. Wausau Paper conducts U.S. dollar denominated export transactions or immediately exchanges all foreign currency attributable to export sales for U.S. dollars.

In April 2000, our Board of Directors authorized the repurchase of 2,571,000 shares of Wausau Paper common stock. This authorization added to the balance remaining on a 1998 authorization to repurchase 5,650,000 shares of Wausau Paper common stock. We repurchased 474,400 and 658,700 shares of common stock during 2006 and 2005, respectively. There were no repurchases in 2004. Repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2006, there were 1,505,574 shares available for purchase under the existing authorization.

During 2006, 2005, and 2004, the Board of Directors declared cash dividends of $0.34 per share of common stock.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following is a summary of our contractual obligations and payments due by period subsequent to December 31, 2006:

	Payments Due by Period						
(all dollar amounts in thousands)	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt	$157,842	$ 64	$ 66	$68,567	$ 69	$70,076	$19,000
Interest on debt	40,814	10,396	8,714	7,044	3,704	2,675	8,281
Capital lease	269	120	137	12	—	—	—
Operating leases	5,940	1,584	1,560	1,535	1,261	—	—
Capital spending commitments	7,468	7,468	—	—	—	—	—
Retirement plan contributions	16,174	16,174	—	—	—	—	—
Post-retirement benefit plan contributions	4,096	4,096	—	—	—	—	—
Purchase obligations	52,430	31,701	4,333	2,495	1,617	1,465	10,819
	$285,033	$71,603	$14,810	$79,653	$6,651	$74,216	$38,100

For additional information on debt and interest obligations, please refer to "Note 4—Debt" in the Notes to Consolidated Financial Statements. For additional information on capital and operating leases, please refer to "Note 5—Lease Commitments" in the Notes to Consolidated Financial Statements. Commitments for capital spending and additional information with respect to the purchase obligations are described in "Note 10—Commitments and Contingencies" in the Notes to Consolidated Financial Statements. We also have various employee benefit plan obligations that are described in "Note 6—Pension and Other Postretirement Benefit Plans."

SELECTED FINANCIAL DATA

(all amounts in thousands, except per share data)	For the Year Ended December 31, 2006*	2005**	2004	2003***	2002
Financial Results					
Net sales	$ 1,188,178	$ 1,097,093	$ 1,040,717	$ 971,444	$ 948,698
Depreciation, depletion, and amortization	57,913	91,554	59,965	60,823	60,624
Operating profit (loss)	39,497	(23,129)	41,724	35,278	47,422
Interest expense	11,252	10,957	10,285	10,188	10,845
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	28,869	(33,590)	32,378	25,180	36,618
Net earnings (loss)	17,619	(19,465)	20,393	15,863	23,068
Cash dividends paid	17,335	17,523	17,560	17,527	17,520
Cash flows from operating activities	37,982	18,223	70,737	63,105	76,269
Per Share					
Net earnings (loss)—basic	$ 0.35	$ (0.38)	$ 0.39	$ 0.31	$ 0.45
Net earnings (loss)—diluted	0.34	(0.38)	0.39	0.31	0.45
Cash dividends declared	0.34	0.34	0.34	0.34	0.34
Stockholders' equity	5.38	6.03	6.91	6.80	6.91
Basic average number of shares outstanding	50,935	51,448	51,662	51,549	51,532
Price range (low and high closing)	$11.27-15.34	$10.35-17.64	$12.33-19.12	$9.45-13.58	$8.26-13.80
Financial Condition					
Working capital	$ 139,065	$ 130,719	$ 139,542	$ 136,414	$ 118,398
Total assets	799,114	820,513	882,234	858,100	873,757
Long-term debt	160,287	161,011	161,833	162,174	162,763
Stockholders' equity	274,074	310,219	357,092	350,316	355,948
Capital expenditures	23,856	31,494	29,565	24,261	19,201
Ratios					
Percent net earnings (loss) to sales	1.5%	(1.8%)	2.0%	1.6%	2.4%
Percent net earnings (loss) to average stockholders' equity	6.0%	(5.8%)	5.8%	4.5%	6.4%
Ratio of current assets to current liabilities	1.9 to 1	1.9 to 1	1.9 to 1	2.2 to 1	2.0 to 1
Percent of long-term debt to total capitalization	36.9%	34.2%	31.2%	31.6%	31.4%

* *In 2006, includes impact to accumulated other comprehensive loss of $36.6 million ($58.1 million pretax) for the adoption of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans."*

** *In 2005, includes after-tax expense of $24.2 million ($38.4 million pretax) or $0.47 per share for closure costs and restructuring expense as a result of closing the sulfite pulp mill at Printing & Writing's Brokaw, Wisconsin facility.*

*** *In 2003, includes after-tax income of $2.6 million ($4.2 million pretax) or $0.05 per share for a fee for licensing certain patent dispenser technologies as a result of a settlement of all claims of the parties in a patent litigation case.*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued a report on our assessment of our internal control over financial reporting. This report appears on page 30.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, WI

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Wausau Paper Corp. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 20, 2007 expressed an unqualified opinion on those financial statements (which report includes an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standards No. 158, *Employer's Accounting for Defined Benefit Plans*, on December 31, 2006, and Statement of Financial Accounting Standards No. 123R, *Share-based Payment*, on January 1, 2006, as described in Note 1).

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, WI

We have audited the accompanying consolidated balance sheets of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wausau Paper Corp. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 158, *Employer's Accounting for Defined Benefit Plans*, on December 31, 2006, and Statement of Financial Accounting Standards No. 123R, *Share-based Payment*, on January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 20, 2007

CONSOLIDATED BALANCE SHEETS

(all dollar amounts in thousands)	As of December 31, 2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 26,122	$ 15,500
Receivables, net	104,801	97,904
Refundable income taxes	737	5,831
Inventories	122,531	119,647
Deferred income taxes	7,444	9,971
Other current assets	32,612	30,831
Total current assets	294,247	279,684
Property, plant, and equipment—net	468,372	494,228
Other assets	36,495	46,601
Total Assets	$ 799,114	$ 820,513
Liabilities		
Current liabilities:		
Current maturities of long-term debt	$ 184	$ 86
Accounts payable	83,441	78,726
Accrued and other liabilities	71,557	70,153
Total current liabilities	155,182	148,965
Long-term debt	160,287	161,011
Deferred income taxes	66,574	91,334
Post-retirement benefits	101,513	58,171
Pension	14,259	26,905
Other noncurrent liabilities	27,225	23,908
Total liabilities	525,040	510,294
Commitments and contingencies	—	—
Stockholders' Equity		
Preferred stock, no par value (500,000 shares authorized; no shares issued)	—	—
Common stock, no par value (100,000,000 shares authorized; issued 60,122,812 shares in 2006 and 2005)	173,302	173,456
Retained earnings	287,023	286,713
Accumulated other comprehensive loss	(61,192)	(29,119)
Treasury stock, at cost (9,393,603 and 9,085,562 shares in 2006 and 2005, respectively)	(125,059)	(120,831)
Total stockholders' equity	274,074	310,219
Total Liabilities and Stockholders' Equity	$ 799,114	$ 820,513

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(all amounts in thousands, except per share data)	For the Year Ended December 31, 2006	2005	2004
Net sales	$1,188,178	$1,097,093	$1,040,717
Cost of sales	1,065,760	1,044,467	923,176
Gross profit	122,418	52,626	117,541
Selling and administrative	82,695	74,423	75,817
Restructuring	226	1,332	—
Operating profit (loss)	39,497	(23,129)	41,724
Other income (expense):			
Interest expense	(11,252)	(10,957)	(10,285)
Interest income	315	479	666
Other, net	309	17	273
Earnings (loss) before income taxes and cumulative effect of a change in accounting principle	28,869	(33,590)	32,378
Provision (credit) for income taxes	10,823	(14,125)	11,985
Earnings (loss) before cumulative effect of a change in accounting principle	18,046	(19,465)	20,393
Cumulative effect of a change in accounting principle (net of income taxes)	(427)	—	—
Net earnings (loss)	$ 17,619	$ (19,465)	$ 20,393
Earnings (loss) per share before cumulative effect of a change in accounting principle—basic	$ 0.36	$ (0.38)	$ 0.39
Cumulative effect of a change in accounting principle (net of income taxes) per share—basic	(0.01)	—	—
Net earnings (loss) per share—basic	$ 0.35	$ (0.38)	$ 0.39
Weighted average shares outstanding—basic	50,935	51,448	51,662
Earnings (loss) per share before cumulative effect of a change in accounting principle—diluted	$ 0.35	$ (0.38)	$ 0.39
Cumulative effect of a change in accounting principle (net of income taxes) per share—diluted	(0.01)	—	—
Net earnings (loss) per share—diluted	$ 0.34	$ (0.38)	$ 0.39
Weighted average shares outstanding—diluted	51,249	51,448	51,940
Dividends declared per common share	$ 0.34	$ 0.34	$ 0.34

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts in thousands)	For the Year Ended December 31, 2006	2005	2004
Cash Flows From Operating Activities:			
Net earnings (loss)	$ 17,619	$(19,465)	$ 20,393
Provision for depreciation, depletion, and amortization	57,913	91,554	59,965
(Credit) provision for losses on accounts receivable	(64)	248	103
(Gain) loss on property, plant, and equipment disposals	(16,434)	497	3,356
Compensation expense for stock-based awards	659	487	292
Deferred income taxes	(3,802)	(13,878)	(348)
Changes in operating assets and liabilities:			
Receivables	(6,833)	(2,421)	(13,859)
Inventories	(2,884)	(18,914)	(11,001)
Other assets	(18,256)	(15,361)	(8,406)
Accounts payable and other liabilities	1,975	6,739	15,428
Accrued and refundable income taxes	8,089	(11,263)	4,814
Net cash provided by operating activities	37,982	18,223	70,737
Cash Flows From Investing Activities:			
Capital expenditures	(23,856)	(31,494)	(29,565)
Acquisitions	—	—	(9,935)
Proceeds from property, plant, and equipment disposals	18,860	2,366	45
Net cash used in investing activities	(4,996)	(29,128)	(39,455)
Cash Flows From Financing Activities:			
(Repayments) borrowings of notes payable	(48)	(10)	500
Payments under capital lease obligation	(146)	(115)	(112)
Dividends paid	(17,335)	(17,523)	(17,560)
Proceeds from stock option exercises	1,503	—	1,499
Excess tax benefit from stock option exercises	102	—	—
Payments for purchase of company stock	(6,440)	(7,861)	—
Net cash used in financing activities	(22,364)	(25,509)	(15,673)
Net increase (decrease) in cash and cash equivalents	10,622	(36,414)	15,609
Cash and cash equivalents at beginning of year	15,500	51,914	36,305
Cash and cash equivalents at end of year	$ 26,122	$ 15,500	$ 51,914
Supplemental Cash Flow Information:			
Interest paid—net of amount capitalized	$ 10,891	$ 10,734	$ 10,722
Income taxes paid	$ 10,377	$ 11,131	$ 9,019

Noncash investing and financing activities: A capital lease obligation of $393 was recorded in the first quarter of 2006 when we entered into a new lease agreement for equipment.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(all dollar amounts in thousands)	Common Stock	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balances December 31, 2003	$173,037	$320,823	$ —	$(28,723)	$(114,821)	$350,316
Comprehensive earnings, 2004:						
Net earnings		20,393				20,393
Minimum pension liability (Net of $1,210 deferred tax)				2,062		2,062
Comprehensive earnings, 2004						22,455
Cash dividends declared		(17,571)				(17,571)
Restricted stock grant	20		(87)		67	—
Recognition of restricted stock compensation expense			3			3
Stock options exercised	(275)				1,774	1,499
Tax benefit related to stock options	101					101
Stock-based award compensation	289					289
Balances December 31, 2004	173,172	323,645	(84)	(26,661)	(112,980)	357,092
Comprehensive earnings, 2005:						
Net (loss)		(19,465)				(19,465)
Minimum pension liability (Net of $1,443 deferred tax)				(2,458)		(2,458)
Comprehensive (loss), 2005						(21,923)
Cash dividends declared		(17,467)				(17,467)
Recognition of restricted stock compensation expense			84			84
Settlement of performance unit grant	(14)				10	(4)
Tax benefit related to stock options	(4)					(4)
Stock-based award compensation	302					302
Purchases of treasury stock					(7,861)	(7,861)
Balances December 31, 2005	173,456	286,713	—	(29,119)	(120,831)	310,219
Comprehensive earnings, 2006:						
Net earnings		17,619				17,619
Minimum pension liability (Net of $2,661 deferred tax)				4,527		4,527
Comprehensive earnings, 2006						22,146
Adoption of SFAS 158				(36,600)		(36,600)
Cash dividends declared		(17,309)				(17,309)
Stock options exercised	(452)				1,955	1,503
Settlement of performance unit grant	(426)				257	(169)
Tax benefit related to stock awards	65					65
Stock-based award compensation	659					659
Purchases of treasury stock					(6,440)	(6,440)
Balances December 31, 2006	$173,302	$287,023	$ —	$(61,192)	$(125,059)	$274,074

See accompanying Notes to Consolidated Financial Statements.

NOTE 1: Description of the Business and Summary of Significant Accounting Policies

Wausau Paper Corp. manufactures, converts, and sells paper and paper products within three principal segments: Specialty Products, Printing & Writing, and Towel & Tissue. The majority of our products are sold within the United States and Canada.

Specialty Products produces a wide variety of technical specialty papers that include supercalendered backing papers for pressure-sensitive labeling applications, tape backing, and packaging materials for a broad range of food, medical, and industrial applications. In addition, the business segment includes two converting facilities that produce laminated roll wrap and related specialty finishing and packaging products.

Printing & Writing manufactures, converts, and markets a broad line of premium printing and writing grades.

Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market.

Basis of Presentation

The consolidated financial statements include the accounts of Wausau Paper Corp. and our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

We define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market. There were approximately $15.2 million and $7.8 million of cash and cash equivalents on deposit with one bank at December 31, 2006 and 2005, respectively.

Inventories

Pulpwood, finished paper products, and approximately 94% of raw materials are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of average cost or market. Liquidations in individual LIFO inventory pools decreased cost of sales by $1.4 million for the years ended December 31, 2006 and 2005.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the statements of operations.

Buildings are depreciated over a 20- to 45-year period; machinery and equipment over a three- to 20-year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the plant and equipment accounts.

Our policy is to capitalize interest incurred on debt during the course of projects that exceed one year in construction and $1 million, or projects that exceed $10 million. Interest capitalized in 2006, 2005, and 2004 was not significant.

We assess the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, based on a discounted cash flow analysis. No impairment losses were recorded in 2006, 2005, or 2004.

Timber and timberlands are stated at net depleted value. We capitalize the cost of purchasing timberlands and reforestation costs. Interest and taxes related to timberlands are expensed as incurred. Reforestation costs include site preparation, planting, fertilizing, herbicide application, and thinning. Temporary logging roads are expensed while long-term logging roads are capitalized and amortized over the estimated useful lives of the roads, which is generally 15 to 20 years. Depletion is recorded as timber is harvested and included in inventory until conversion into saleable product. Depletion is calculated using the block and units-of-production methods. Under these methods, the capitalized costs of large land tracts are divided by the estimated volume of timber anticipated to be harvested on each tract. As the timber is harvested, depletion is either recorded as each block is harvested or as a percentage of each block harvested.

Income Taxes

Estimates of income taxes refundable and payable, deferred income tax assets and liabilities, and the effective tax rate are based on an analysis of many factors including interpretations of Federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

Treasury Stock

Common stock purchased for treasury is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the weighted-average cost basis.

Accumulated Other Comprehensive Loss

At December 31, 2006, the accumulated other comprehensive loss is comprised of cumulative net actuarial losses and prior service cost not yet recognized as a component of net periodic benefit costs for retirement plans and other post-retirement benefit plans, net of tax of $35.9 million. The accumulated other comprehensive loss is comprised solely of additional minimum pension liability, net of tax of $17.1 million, at December 31, 2005.

Revenue Recognition

Revenue is recognized, net of estimated discounts, allowances and returns upon shipment of goods at which time title passes to the customer. Upon shipment, the customer is obligated to pay us and we have no remaining obligation. We grant credit to customers in the ordinary course of business.

Shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of sales in the Consolidated Statements of Operations.

Stock-based Compensation Plans

Effective January 1, 2006, Wausau Paper adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. The modified prospective application transition method requires that as of the effective date, compensation cost related to share-based payment transactions is recognized as an operating expense in the statement of operations over the requisite service period of the grant based on the grant-date fair value of the award. As such, prior periods will not reflect restated amounts.

Prior to January 1, 2006, we measured compensation cost for stock-based compensation plans using the "intrinsic value based method" prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As a result, compensation expense for restricted stock was recognized ratably over the service period based upon the grant-date market value and compensation expense for performance stock awards was recognized ratably over the performance period based on changes in quoted market prices of Wausau Paper common stock and the likelihood of achieving performance goals. The exercise price of all employee stock options was at least equal to their grant-date market value. Accordingly, no compensation expense was recorded for stock options granted to employees.

Under SFAS 123R, share-based payment awards that are settled in cash continue to be classified as a liability; however, rather than remeasuring the award at the intrinsic value each reporting period, the award is remeasured at its fair value each reporting period until final settlement. The difference between the liability as previously computed (i.e., intrinsic value) and the fair value of the liability award on January 1, 2006, was $0.4 million net of any related tax effects ($0.7 million pretax), and was recorded as a cumulative effect of a change in accounting principle in the Consolidated Statement of Operations. SFAS 123R also requires us to report the tax benefit from the tax deduction that is in excess of recognized compensation costs (excess tax benefits) as a financing cash flow rather than an operating cash flow. Before the adoption of SFAS 123R, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow. See Note 8 to the Consolidated Financial Statements for a further discussion on stock-based compensation plans.

Earnings Per Share

We present both basic and diluted net earnings (loss) per share ("EPS") amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents outstanding during the respective year. The difference between basic and diluted EPS is solely attributable to stock-based compensation plans. See Note 8 for information on stock-based compensation plans. We use the treasury-stock method to calculate the impact of outstanding awards of stock options, restricted stock and restricted stock unit awards, referred to as performance units. Stock options for which the exercise price exceeds the average market price over the period have an antidilutive effect on EPS and, accordingly, are excluded from the calculation.

For the years ended December 31, 2006, 2005, and 2004, stock-based grants for 667,944, 2,160,804, and 375,071 shares, respectively, were excluded from the diluted EPS calculation because the shares were antidilutive.

Basic and diluted earnings (loss) per share are reconciled as follows:

(all amounts in thousands, except per share data)	2006	2005	2004
Net earnings (loss)	$17,619	$(19,465)	$20,393
Basic weighted average common shares outstanding	50,935	51,448	51,662
Dilutive securities:			
Stock compensation plans	314	—	278
Diluted weighted average common shares outstanding	51,249	51,448	51,940
Net earnings (loss) per share—basic	$ 0.35	$ (0.38)	$ 0.39
Net earnings (loss) per share—diluted	$ 0.34	$ (0.38)	$ 0.39

Derivatives

In the past, we have used derivative instruments to mitigate our exposure to interest rate risk. We do not issue such instruments for trading purposes. At December 31, 2006 and 2005, there were no derivative instruments outstanding.

Research and Development Expenses

Research and development costs are expensed as incurred. Expenditures for product development were $2.1 million, $1.9 million, and $1.9 million in 2006, 2005, and 2004, respectively.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans" ("SFAS 158"), which requires that we recognize in our financial statements the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year end financial statements, with limited exceptions, and to disclose additional information regarding certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service credits, and transition assets or obligations. The requirement to recognize the funded status of a defined post-retirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the year end financial statements is effective for fiscal years ending after December 15, 2008. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158 and recognized a charge of $36.6 million, net of income taxes, to other comprehensive income in the Consolidated Statement of Stockholders' Equity. See Note 6 to the Consolidated Financial Statements for additional information required to be disclosed in accordance with SFAS 158.

Future Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Income Tax Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. The provisions of FIN 48 are effective as of January 1, 2007. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Accordingly, we will be required to adopt FIN 48 in the first quarter 2007. We do not expect the adoption of FIN 48 to have a material effect on the consolidated financial statements.

In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP prohibits companies from recognizing planned major maintenance costs under the "accrue-in-advance" method that allowed the accrual of a liability over several reporting periods before the maintenance is performed. FSP AUG AIR-1 is applicable to entities in all industries for fiscal years beginning after December 15, 2006, and must be retrospectively applied. While adoption of this FSP will not impact our annual consolidated financial statements, we are currently evaluating the impact on interim period reporting.

Reclassifications

During 2006, we evaluated the composition of our storeroom materials and supplies and concluded that a preferable balance sheet presentation is as a component of other current assets rather than as a component of inventories. Accordingly, we reclassified $26.2 million from inventories at December 31, 2005, to other current assets to conform to the 2006 balance sheet presentation.

Also during 2006, we reclassified timberland assets held for sale and gains from the disposal of such assets from the operating segments to corporate for purposes of segment reporting.

NOTE 2: Pulp Mill Closure

In July 2005, we announced plans to permanently close the sulfite pulp mill at our Brokaw, Wisconsin, papermaking facility. The pulp mill was closed in November 2005 and the related long-lived assets were abandoned. The closure resulted in the elimination of 57 permanent jobs, or approximately 10% of the facility's total workforce. The cost of sales for the years ended December 31, 2006 and 2005, as reflected in the Consolidated Statement of Operations, include $0.3 million and $37.1 million, respectively, in pre-tax charges for adjustments of pulp mill inventory to net realizable value and, in 2005, accelerated depreciation on the long-lived assets that were abandoned upon closure and a portion of the severance and benefit continuation expense. Pre-tax restructuring expense related to other associated closure costs was $0.2 million and $1.3 million for the years ended December 31, 2006 and 2005, respectively.

The following table sets forth information with respect to pulp mill closure charges:

(all dollar amounts in thousands)	2006	2005
Depreciation on abandoned equipment	$ —	$31,970
Inventory write-down	275	4,635
Severance and benefit continuation	—	862
Other associated costs	226	973
Total	$501	$38,440

NOTE 3: Supplemental Balance Sheet Information

(all dollar amounts in thousands)	2006	2005
Receivables		
Trade	$ 104,049	$ 97,829
Other	2,113	1,736
	106,162	99,565
Less: allowances for doubtful accounts	(1,361)	(1,661)
	$ 104,801	$ 97,904
Inventories		
Raw materials	$ 37,393	$ 36,810
Work in process and finished goods	114,584	112,776
Supplies	9,457	5,809
Inventories at cost	161,434	155,395
LIFO reserve	(38,903)	(35,748)
	$ 122,531	$ 119,647
Property, plant, and equipment		
Buildings	$ 134,653	$ 133,197
Machinery and equipment	1,024,791	1,016,297
	1,159,444	1,149,494
Less: accumulated depreciation	(712,035)	(675,285)
Net depreciated value	447,409	474,209
Land	7,311	6,896
Timber and timberlands, net of depletion	5,730	5,998
Construction in progress	7,922	7,125
	$ 468,372	$ 494,228
Accrued and other liabilities		
Payroll	$ 10,661	$ 7,446
Vacation pay	13,101	12,971
Employee retirement plans	4,737	5,768
Rebates	10,331	13,899
Accrued income taxes	7,960	5,371
Other	24,767	24,698
	$ 71,557	$ 70,153

NOTE 4: Debt

A summary of long-term debt as of December 31 is as follows:

(all dollar amounts in thousands)	2006	2005
Senior notes with interest from 7.20% to 7.43%, due between August 31, 2007, and August 31, 2011	$138,500	$138,500
Industrial development bonds due July 1, 2023, with weighted average interest rate of 3.69% in 2006 and 2.70% in 2005	19,000	19,000
Note payable	342	490
Capitalized leases (see Note 5)	269	21
Subtotal	158,111	158,011
Premium on senior notes	2,360	3,086
Total debt	160,471	161,097
Less: current maturities of long-term debt (see Note 5)	(184)	(86)
Total long-term debt	$160,287	$161,011

Wausau Paper has $138.5 million outstanding in unsecured private placement notes that were closed and funded on August 31, 1999. The principal amounts, maturities, and interest rates on the notes are (1) $35 million, eight years, 7.20%; (2) $68.5 million, 10 years, 7.31%; and (3) $35 million, 12 years, 7.43%. In connection with the note offering, we entered into an interest-rate swap agreement under which the interest rate paid by us with respect to (1) $58.5 million of the 10-year notes was the three-month LIBOR rate, plus .4925%, and (2) $30 million of the 12-year notes was the three-month LIBOR rate, plus .55%. During 2001, we terminated this interest-rate swap arrangement in exchange for cash payments of $6.4 million. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest-rate method over the remaining term of the respective debt instruments. See Note 12 for additional information regarding the interest-rate swap and amortization of debt premium.

On July 27, 2006, we amended and restated our existing $100 million revolving-credit facility to provide an unsecured $125 million facility with five financial institutions that will expire on July 27, 2011. Under the facility, we may elect a base rate which is a fluctuating rate per annum for interest from either domestic or offshore rates plus an applicable rate based upon our consolidated leverage ratio. In addition, the facility provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. We pay the banks a facility fee under this agreement based on quarterly debt/capitalization ratios. Total facility fees paid under this agreement and previous agreements were $268,000 in 2006, $303,000 in 2005, and $280,000 in 2004. There were no borrowings against the agreement at December 31, 2006 and 2005.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for customers of the banks having similar creditworthiness, we are required to maintain a consolidated leverage ratio of not more than 55%, a consolidated interest coverage ratio of not less than 3 to 1, and an adjustable minimum net worth covenant. On December 22, 2006, Wausau Paper, the financial institutions participating in the revolving-credit facility and the required holders of our $138.5 million senior notes agreed to amend a certain financial covenant in anticipation of the adoption of SFAS 158 at December 31, 2006. The adjustable minimum net worth covenant was amended to allow for the impact of the initial adoption of the pronouncement. See Note 6 to the Consolidated Financial Statements for a further discussion on the adoption of SFAS 158. The adjustable minimum net worth requirement was $255.2 million at December 31, 2006. As of December 31, 2006 and 2005, we were in compliance with all required covenants.

Wausau Paper maintains an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. There were no borrowings under this agreement at December 31, 2006 and 2005.

On November 2, 2004, we entered into a loan agreement with the Economic Development Authority of the city of Brainerd, Minnesota. Under the agreement, we borrowed $500,000, of which $100,000 was forgivable upon meeting certain employment criteria at our Brainerd, Minnesota, facility by November 1, 2006. The employment criteria have been met in 2006, therefore, $100,000 of the loan has been forgiven. Interest is payable quarterly on the outstanding balance at a rate of 2% per annum. In accordance with the agreement, quarterly payments of principal and interest began on January 1, 2006. The loan is due and payable no later than November 1, 2013.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that was issued under our revolving-credit facility.

At December 31, 2006, under the $125 million revolving-credit facility, we have the ability and the intent to refinance on a long-term basis the $35 million of unsecured private placement notes maturing on August 31, 2007. As a result, we have classified the amount as long-term on our balance sheet.

The aggregate annual maturities of long-term debt, excluding capital leases (see Note 5), are as follows:

(all dollar amounts in thousands)	2007	2008	2009	2010	2011	Thereafter
Annual maturities	$64	$66	$68,567	$69	$70,076	$19,000

NOTE 5: Lease Commitments

Wausau Paper has various leases for real estate, mobile equipment, and machinery that generally provide for renewal privileges or for purchase at option prices established in the lease agreements. Property, plant, and equipment include the following amount for capitalized leases as of December 31:

(all dollar amounts in thousands)	2006	2005
Machinery and equipment	$393	$ 347
Allowance for amortization	(65)	(179)
Net value	$328	$ 168

Lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2006:

(all dollar amounts in thousands)	Capital Leases	Operating Leases
2007	$120	$1,584
2008	137	1,560
2009	12	1,535
2010	—	1,261
2011	—	—
Thereafter	—	—
Total minimum payments	$269	$5,940

Rental expense for all operating leases was as follows:

(all dollar amounts in thousands)	2006	2005	2004
Rent expense	$8,508	$7,691	$6,493

NOTE 6: Pension and Other Post-retirement Benefit Plans

We sponsor defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and nonunion employees are based on pay and company performance. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations.

We have supplemental retirement agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded.

Wausau Paper also provides certain defined benefit post-retirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit post-retirement plans are unfunded.

As described in Note 1, effective December 31, 2006, Wausau Paper adopted SFAS 158, which requires that we recognize in our financial statements the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in the year which the changes occur through comprehensive income.

The following table illustrates the incremental effect of applying SFAS 158 on individual line items in the Consolidated Balance Sheets for December 31, 2006:

(all amounts in thousands)	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Other assets	$ 52,159	$(15,664)	$ 36,495
Total Assets	814,778	(15,664)	799,114
Deferred income taxes	88,068	(21,494)	66,574
Post-retirement benefits	62,488	39,025	101,513
Pension	10,854	3,405	14,259
Total liabilities	504,104	20,936	525,040
Accumulated other comprehensive loss	(24,592)	(36,600)	(61,192)
Total stockholders' equity	310,674	(36,600)	274,074
Total Liabilities and Stockholders' Equity	814,778	(15,664)	799,114

We selected September 30, 2006 and 2005, as the measurement dates for plan assets and obligations in 2006 and 2005, respectively.

The following schedules present changes in, and components of, net assets (liabilities) for retirement and other post-retirement benefits:

	Retirement Benefits		Other Post-retirement Benefits	
(all dollar amounts in thousands)	2006	2005	2006	2005
Change in benefit obligation:				
Benefit obligation at September 30, 2005 and 2004	$193,432	$171,683	$ 97,418	$ 86,983
Service cost	7,833	7,250	3,201	2,513
Interest cost	10,382	9,584	5,242	4,740
Amendments	2,278	1,651	—	(3,329)
Net actuarial (gain) loss	(6,112)	13,990	5,531	12,332
Participant contributions	—	—	2,030	2,063
Benefits paid	(11,262)	(9,663)	(6,513)	(7,884)
Settlements	—	(1,063)	—	—
Benefit obligation September 30, 2006 and 2005	$196,551	$193,432	$ 106,909	$ 97,418
Change in plan assets:				
Fair value at September 30, 2005 and 2004	$147,096	$125,148	$ —	$ —
Actual gain	11,955	17,491	—	—
Company contributions	17,045	15,183	4,483	5,821
Participant contributions	—	—	2,030	2,063
Benefits paid	(11,262)	(9,663)	(6,513)	(7,884)
Settlements	—	(1,063)	—	—
Fair value at September 30, 2006 and 2005	$164,834	$147,096	$ —	$ —
Net amount recognized:				
Funded status at September 30, 2006 and 2005	$ (31,717)	$ (46,336)	$(106,909)	$(97,418)
Unrecognized prior service cost (benefit)	—	16,095	—	(8,321)
Unrecognized net actuarial loss	—	50,514	—	41,075
Cash contribution subsequent to measurement date	4,402	4,040	1,296	1,293
Accrued benefit cost at December 31	$ (27,315)	$ 24,313	$(105,613)	$(63,371)
Amounts recognized in the Balance Sheet consist of:				
Noncurrent assets	$ —	$ —	$ —	$ —
Current liabilities	(554)	—	(4,100)	—
Noncurrent liabilities	(26,761)	—	(101,513)	—
Accrued benefit liability	—	(37,990)	—	(63,371)
Intangible asset	—	16,083	—	—
Accumulated other comprehensive loss	—	46,220	—	—
Net amount recognized at December 31	$ (27,315)	$ 24,313	$(105,613)	$(63,371)

For 2006, the amendment to retirement benefit plans reflects union negotiated rate increases. In 2005, the amendment to retirement benefit plans reflects the impact of a discretionary interest credit. In 2005, we adopted the RP-2000 Static Mortality Table which, due to an increased life expectancy assumption for participants, resulted in an actuarial loss of approximately $8.0 million for our retirement benefit plans. For 2005, other post-retirement benefit plans were amended to reflect increased contributions by retirees for medical benefits.

Amounts recognized in Accumulated Other Comprehensive Loss consist of:

(all dollar amounts in thousands)	Retirement Benefits 2006	Retirement Benefits 2005	Other Post-retirement Benefits 2006	Other Post-retirement Benefits 2005
Additional minimum liability	$ —	$46,220	$ —	$—
Prior service cost (credit)	16,218	—	(4,998)	—
Net loss	41,267	—	44,640	—
Net amount recognized at December 31	$57,485	$46,220	$39,642	$—

The total accumulated benefit obligation for pension plans was $193.4 million and $189.1 million at December 31, 2006 and 2005, respectively, and exceeded the plan assets for all of the defined benefit pension plans.

	Pension Benefits		
	Target Allocations	Percentage of Plan Assets at Measurement Date 2006	2005
Asset category			
Equity securities	70.0%	69.5%	71.0%
Debt securities	30.0%	30.5%	29.0%
Total	100.0%	100.0%	100.0%

Wausau Paper's Benefits Committee, as established by the Board of Directors, monitors pension assets and the performance of pension investments. The Benefits Committee manages toward an asset allocation consisting of approximately 70% equity securities and 30% debt securities. An external investment manager is used to assist us in establishing our investment strategies and policies. We consider the historical and projected returns for each asset category and believe that the investment strategy employed will provide a blended rate of return on pension assets consistent with current pension valuation assumptions.

Although we do not have a minimum funding requirement for defined benefit pension plans in 2007, we may elect to make contributions of up to $16.2 million directly to pension plans. We also expect to contribute $4.1 million directly to other post-retirement plans. Benefit payments expected to be paid and subsidy amounts to be received in each of the next five years and in the aggregate for the five years thereafter are:

(all dollar amounts in thousands)	Pension Benefit Payments	Other Post-retirement Benefit Payments	Subsidy
2007	$ 9,462	$ 4,301	$ 196
2008	$10,301	$ 4,138	$ 222
2009	$11,450	$ 4,253	$ 253
2010	$12,015	$ 4,612	$ 282
2011	$12,688	$ 4,975	$ 308
2012–2016	$76,404	$33,269	$2,161

The components of net periodic benefit costs recognized in the Consolidated Statements of Operations and the weighted average assumptions used in the calculation of the year-end obligation and net periodic benefit costs are as follows:

	Pension Benefits			Other Post-retirement Benefits		
(all dollar amounts in thousands)	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost:						
Service cost	$ 7,833	$ 7,250	$ 6,899	$ 3,201	$ 2,513	$ 2,275
Interest cost	10,382	9,584	9,828	5,242	4,740	5,413
Expected return on plan assets	(12,011)	(10,832)	(10,012)	—	—	—
Amortization of:						
Prior service cost (benefit)	2,156	2,250	2,075	(3,324)	(3,055)	(1,971)
Transition asset	—	—	(50)	—	—	—
Actuarial loss	3,190	1,862	1,677	1,967	1,352	1,635
Settlement	—	316	30	—	—	—
Net periodic benefit cost	$ 11,550	$ 10,430	$ 10,447	$ 7,086	$ 5,550	$ 7,352

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2007 are charges of $2.2 million and $2.5 million, respectively. The estimated prior service credit and net actuarial loss for the other post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the year ended December 31, 2007 are a credit of $4.6 million and a charge of $2.4 million, respectively.

	Pension Benefits			Other Post-retirement Benefits		
	2006	2005	2004	2006	2005	2004
Weighted-average assumptions used to determine benefit obligations at September 30:						
Discount rate	5.75%	5.50%	5.75%	5.75%	5.50%	5.75%
Rate of compensation increase	4.25%	4.25%	4.25%	n/a	n/a	n/a
Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31:						
Discount rate	5.50%	5.75%	6.25%	5.50%	5.75%	6.0%
Expected return on plan assets	8.25%	8.25%	8.50%	n/a	n/a	n/a
Rate of compensation increase	4.25%	4.25%	4.25%	n/a	n/a	n/a
Assumed health care cost trend rates at December 31:						
Health care cost trend rate assumed	n/a	n/a	n/a	9%	10%	10%
Ultimate trend rate	n/a	n/a	n/a	5%	5%	5%
Year that the rate reaches the ultimate trend rate	n/a	n/a	n/a	2010	2010	2009

In accordance with the adoption of FSP 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, on July 1, 2004, we remeasured our post-retirement benefit obligation which resulted in a net actuarial gain of $5.9 million and a $0.5 million reduction in net periodic benefit cost for the year ended December 31, 2004. In addition, the discount rate reflected for the net periodic benefit cost is a weighted-average rate for 2004.

Assumed health care cost trend rates significantly affect reported amounts for retiree medical benefits. For 2006, the effect of a one-percentage-point change in the assumed health care cost trend rate would have had the following effects:

	One percentage point	
(all dollar amounts in thousands)	Increase	Decrease
Effect on the post-retirement benefit obligation	$16,106	$(13,997)
Effect on the sum of the service and interest cost components	$ 1,619	$ (1,343)

Wausau Paper also sponsors defined contribution pension plans, several of which provide for company contributions based on a percentage of employee contributions. The cost of such plans totaled $2.7 million in 2006, 2005, and 2004.

We have deferred-compensation agreements with certain present and past key officers, directors, and employees which allow participants to defer a portion of their compensation. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The annual cost of the deferred-compensation agreements was $0.9 million for the year ending 2006 and a credit of $0.6 million for the year ending December 31, 2005. At December 31, 2006 and 2005, the amounts accrued under the deferred-compensation agreements were $7.9 million and $5.9 million, respectively, and are included in other noncurrent liabilities on the Consolidated Balance Sheets.

NOTE 7: Income Taxes

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability.

The provision (credit) for income taxes is comprised of the following:

(all dollar amounts in thousands)	2006	2005	2004
Current tax expense (credit):			
Federal	$11,632	$ (1,074)	$ 9,898
State	2,993	827	2,435
Total current	14,625	(247)	12,333
Deferred tax (credit) expense:			
Federal	(3,212)	(10,615)	(581)
State	(590)	(3,263)	233
Total deferred	(3,802)	(13,878)	(348)
Total provision (credit) for income taxes	$10,823	$(14,125)	$11,985

A reconciliation between taxes computed at the federal statutory rate and our effective tax rate follows:

(all dollar amounts in thousands)	2006		2005		2004	
Federal statutory tax rate	$10,119	35.0%	$(11,757)	(35.0%)	$11,332	35.0%
State taxes (net of federal tax benefits)	1,729	6.1	(2,796)	(8.3)	1,684	5.2
Export sales benefit	(380)	(1.3)	(438)	(1.3)	(690)	(2.1)
Other	(645)	(2.3)	866	2.3	(341)	(1.1)
Effective tax rate	$10,823	37.5%	$(14,125)	(42.3%)	$11,985	37.0%

At the end of 2006, $209.4 million of unused state operating loss and credit carryovers existed, which may be used to offset future state taxable income in various amounts through the year 2021. Because separate state tax returns are filed, Wausau Paper is not able to offset consolidated income with the subsidiaries' losses. Under the provisions of SFAS No. 109, the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2006 and 2005, are as follows:

(all dollar amounts in thousands)	2006	2005
Deferred tax assets:		
Accrued compensated absences	$ 4,281	$ 4,289
Pensions	1,648	1,698
Post-retirement benefits	40,522	24,754
State net operating loss carry forward	15,466	14,257
Other	25,088	22,377
Gross deferred tax asset	87,005	67,375
Less valuation allowance	(12,267)	(10,927)
Net deferred tax assets	74,738	56,448
Deferred tax liabilities:		
Property, plant, and equipment	(120,271)	(126,734)
Other	(13,597)	(11,077)
Gross deferred tax liability	(133,868)	(137,811)
Net deferred tax liability	$ (59,130)	$ (81,363)

The total deferred tax assets (liabilities) as presented in the accompanying consolidated balance sheets are as follows:

(all dollar amounts in thousands)	2006	2005
Net deferred tax assets	$ 7,444	$ 9,971
Net long-term deferred tax liabilities	(66,574)	(91,334)
Net deferred tax liability	$(59,130)	$(81,363)

A valuation allowance has been recognized for Wausau Paper and two of our subsidiaries' state loss carry forwards and future deductible items, as cumulative losses create uncertainty about the realization of the tax benefits in future years.

Effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely with our operating structure. Each segment is now organized as a single member limited liability company and operates as a direct subsidiary of Wausau Paper. The new structure will allow us to utilize state net operating loss and credit carryovers of certain subsidiaries for which full valuation allowances had been previously established due to the fact that separate state tax returns were filed under our previous structure. In 2007, we expect to record state tax benefits of approximately $10.0 million as a result of the release of these valuation allowances.

NOTE 8: Stock Compensation Plans

Effective January 1, 2006, Wausau Paper adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. The modified prospective application transition method requires that as of the effective date, compensation cost related to share-based payment transactions is recognized as an operating expense in the statement of operations over the requisite service period of the grant based on the grant-date fair value of the award. As such, prior periods will not reflect restated amounts.

Prior to January 1, 2006, we measured compensation cost for stock-based compensation plans using the "intrinsic value based method" prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As a result, compensation expense for restricted stock was recognized ratably over the service period based upon the grant-date market value and compensation expense for performance stock awards was recognized ratably over the performance period based on changes in quoted market prices of Wausau Paper common stock and the likelihood of achieving performance goals. The exercise price of all employee stock options was at least equal to their grant-date market value. Accordingly, no compensation expense was recorded for stock options granted to employees.

Under SFAS 123R, share-based payment awards that are settled in cash continue to be classified as a liability; however, rather than remeasuring the award at the intrinsic value each reporting period, the award is remeasured at its fair value each reporting period until final settlement. The difference between the liability as previously computed (i.e., intrinsic value) and the fair value of the liability award on January 1, 2006, was $0.4 million net of any related tax effects ($0.7 million pretax), and was recorded as a cumulative effect of a change in accounting principle in the Consolidated Statement of Operations.

The impact of accounting for share-based compensation to our reported net earnings for the year ended December 31, 2006 under the provisions of SFAS 123R using the "fair value based method" compared to the "intrinsic value based method" was after-tax income of $0.2 million, or less than $0.01 per share.

SFAS 123R also requires us to report the tax benefit from the tax deduction that is in excess of recognized compensation costs (excess tax benefits) as a financing cash flow rather than an operating cash flow. Before the adoption on January 1, 2006, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow.

Stock Options, Restricted Stock Awards, and Performance Units

Wausau Paper has one stock incentive plan, the "2000 Stock Incentive Plan," under which awards to grantees are issued. Under the 2000 Stock Incentive Plan, in addition to stock options, awards of restricted shares of common stock and restricted stock units, referred to as performance units, may be granted. We also maintain various other employee stock option plans under which options are outstanding. The plans provide for the determination of purchase price, time, and method of exercise. We are authorized to deliver up to 3.7 million shares of our common stock upon exercise of non-qualified stock options or incentive stock options, or upon grant or in payment of performance shares, performance units, and restricted stock under the various incentive plans. As of December 31, 2006, there were 1.7 million shares available under the 2000 Stock Incentive Plan for future grant. We use treasury stock to deliver common stock shares under these plans.

For the year ended December 31, 2006, we recognized approximately $0.7 million in share-based compensation expense which included fixed option grants and performance unit awards. We recognize compensation expense on grants of stock options, restricted stock, and performance unit share-based compensation awards on a straight-line basis over the requisite service period of each award. As of December 31, 2006, total unrecognized compensation cost related to share-based compensation awards was approximately $0.5 million, net of estimated forfeitures, which we expect to recognize over a weighted average period of approximately 1.3 years.

Options

Non-qualified stock options are granted for terms up to 20 years from the grant date. The option price is equal to the fair market value of Wausau Paper common stock at the date of grant for incentive and non-qualified options. Fixed option grant agreements define service condition vesting requirements and other transferability restrictions on a grant-by-grant basis, and performance-based options vest in relation to defined performance.

The following table summarizes the status of all outstanding stock options as of December 31, 2006, 2005, and 2004, and changes during those years:

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	2,489,842	$12.32	2,259,732	$13.15	2,213,768	$11.88
Granted	106,000	14.03	624,562	12.49	553,108	17.12
Terminated/canceled	(509,218)	13.35	(394,452)	17.37	(374,784)	12.09
Exercised	(147,000)	10.23	—	—	(132,360)	11.33
Outstanding at December 31	1,939,624	$12.30	2,489,842	$12.32	2,259,732	$13.15
Exercisable at December 31	1,839,624	$12.36	2,026,624	$12.32	1,686,624	$11.88
Fair value of options granted during the year		$ 3.97		$ 4.14		$ 5.45

The preceding table includes performance-based options that vest in relation to achieving defined performance criteria. The following table summarizes the status of outstanding performance-based stock options as of December 31, 2006, 2005, and 2004, and changes during those years:

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	456,218	$12.08	456,108	$16.26	417,000	$11.24
Granted	—	—	384,562	12.10	378,108	17.40
Terminated/canceled	(378,218)	9.18	(384,452)	16.93	(324,000)	11.39
Exercised	(12,000)	10.71	—	—	(15,000)	10.71
Outstanding at December 31	66,000	$10.74	456,218	$12.08	456,108	$16.26
Exercisable at December 31	66,000	$10.74	78,000	$10.74	78,000	$10.74

As a result of not achieving certain operating profit levels for the years ended December 31, 2006, 2005, and 2004, no compensation expense was recorded for performance-based option grants.

Additional information regarding all grants outstanding and exercisable at December 31, 2006, is as follows:

(all dollar amounts in thousands, except per share data)

Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$ 8.75 — $ 10.17	742,913	13.15	$ 9.07	742,913	$ 9.07
$ 10.71 — $ 14.98	754,800	16.40	12.66	654,800	12.45
$ 15.58 — $ 18.22	384,161	10.95	16.79	384,161	16.79
$ 18.50 — $ 21.61	57,750	6.71	19.26	57,750	19.26
Total	1,939,624			1,839,624	
Aggregate intrinsic value	$ 6,153			$ 6,058	

For the year ended December 31, 2006, we estimated the fair value of each option on the date of grant using the binomial tree model and the following weighted average assumptions:

Average risk-free interest rate	4.81%
Expected dividend yield	2.59%
Expected volatility	29.80%
Expected term (years)	8.8

The average risk-free rate is determined on the grant date using the yield on zero-coupon U.S. Treasury strips. The rate is duration-matched to the term of the option, which may entail an extrapolation of the rate. The expected dividend yield is calculated using the ten year historical yield of Wausau Paper's dividends. The expected volatility assumption is based on equally weighted averages of implied volatilities of comparable exchange traded-options, five-year average historical volatilities of Wausau Paper common stock, and ten-year average historical volatilities of Wausau Paper common stock on the valuation date. The expected term of the options is calculated using the remaining contractual lives of the grants and expected exercise and expected termination behavior based upon historical data for Wausau Paper.

The table below presents stock option exercise and vesting activity for the years ended December 31, 2006 and 2005:

	Year Ended December 31,	
(all dollar amounts in thousands)	2006	2005
Total intrinsic value of stock options exercised	$ 551	$ —
Cash received from stock option exercises	1,503	—
Income tax benefit from the exercise of stock options	102	—
Total fair value of stock options vested during period	156	1,487

Restricted Stock

On December 17, 2004, 5,000 shares of restricted stock were granted by Wausau Paper. In accordance with the plan, the 5,000 shares were valued at the fair value of Wausau Paper's stock on the date of grant and reflected in equity as a reduction in treasury stock outstanding. Compensation expense was recognized for the restricted stock award on a straight-line basis over the vesting period of the entire award with the balance of unearned compensation reflected in the equity section of the balance sheet. Under the plan, shares of restricted stock have voting rights. Cash dividends on the restricted shares were deferred and held by us until satisfaction of the vesting requirements which occurred on December 17, 2005. For the year ended December 31, 2005, $84,000 in expense was recognized for restricted stock. There were no issuances of restricted stock during the years ended December 31, 2006 or 2005.

Performance Units

Under the 2000 Stock Incentive Plan, we granted performance units that vested in relation to (1) achieving certain operating profit levels and (2) completion of a service requirement. Upon satisfaction of the vesting requirements, the performance units and a dividend equivalent calculated based upon shares earned will be paid out in whole shares of Wausau Paper's common stock, with fractional shares paid in cash. Prior to vesting, no shares are issued and performance units have no voting rights. Effective January 1, 2006, compensation expense is determined based upon the closing sales price of our common stock on the date of the award and is recognized over the requisite service period of the grant once we have determined that achievement of the performance condition is probable. If it is improbable that the performance condition will be met, no compensation cost is recognized. Service condition vesting ranges from zero to two years. For performance unit grants vested prior to the adoption of SFAS 123R, compensation cost was recognized as expense over the service period to the extent the fair market value of Wausau Paper's stock exceeded the grant price of the performance units until the measurement date. At the measurement date, total compensation expense was fixed and any unrecognized cost was expensed over the remaining service period.

The following table summarizes the activity relating to performance unit grants:

	2006	2005	2004
Outstanding at January 1 (number of units)	90,529	75,993	29,578
Granted	12,269	43,533	46,415
Terminated	(5,676)	(18,404)	—
Settled	(30,657)	(10,593)	—
Outstanding at December 31 (number of units)	66,465	90,529	75,993

The aggregate intrinsic value of performance units outstanding at December 31, 2006 was approximately $1.0 million. Total compensation expense recognized for performance units for the years ended December 31 totaled $0.5 million in 2006, $0.4 million in 2005, and $0.3 million in 2004.

Stock Appreciation Rights

Wausau Paper maintains various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends which would have been paid on the stock covered by the grant assuming reinvestment in Wausau Paper stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date. All of the outstanding stock appreciation rights were fully vested as of January 1, 2006.

The following table summarizes the activity relating to our stock appreciation rights plans:

	2006	2005	2004
Outstanding at January 1 (number of shares)	253,797	253,797	289,472
Terminated	—	—	(4,875)
Exercised	—	—	(30,800)
Outstanding and exercisable at December 31 (number of shares)	253,797	253,797	253,797
Price range of rights exercised	$8.12–$9.33	$8.12–$9.33	$8.12–$9.33
Price range of outstanding and exercisable rights:			
$4.06–$9.58	243,797	243,797	243,797
$17.16	10,000	10,000	10,000

At December 31, 2006, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of between $4.06 and $9.58 was 3.1 years, and with an exercise price of $17.16 was 12 years.

Dividend Equivalents

We maintain a Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming all such hypothetical dividends had been reinvested in Wausau Paper stock. All of the outstanding dividend equivalents were fully vested as of January 1, 2006.

The following table summarizes the activity relating to our dividend equivalent plan:

	2006	2005	2004
Outstanding at January 1 (number of shares)	154,750	154,750	174,114
Exercised	(3,000)	—	(19,364)
Outstanding and exercisable at December 31 (number of shares)	151,750	154,750	154,750

For the year ended December 31, 2006, $8,827 was paid to a participant in settlement of outstanding dividend equivalent awards.

Effective January 1, 2006, share-based compensation provisions or credits related to stock appreciation rights and dividend equivalents are determined based upon a remeasurement to their fair value at each reporting period in accordance with the provisions of SFAS 123R. The provision (credit) for stock appreciation rights and dividend equivalents, net of the cumulative effect adjustment recorded upon the adoption of SFAS 123R, for the year ended December 31, 2006 is shown in the following table. Prior to January 1, 2006, additions or reductions to compensation expense for stock appreciation rights and dividend equivalents was recognized in each period based upon the quoted market value of the shares and the exercise provisions.

(all dollar amounts in thousands)	2006	2005	2004
Stock appreciation rights	$ 866	$(1,897)	$1,486
Dividend equivalents	164	(175)	227
Total	$1,030	$(2,072)	$1,713

Prior Year Pro forma Expense

The following table illustrates the effect on net earnings and earnings per share as if the fair value-based method provided by SFAS No. 123 had been applied for all outstanding and unvested awards for periods prior to the adoption of SFAS 123R:

(all dollar amounts in thousands, except per share data)	2005	2004
Net earnings:		
As reported	$(19,465)	$20,393
Add: Total stock-based employee compensation expense (credit) under APB No. 25, net of related tax effects	(1,505)	1,748
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	468	(2,034)
Pro forma	$(20,502)	$20,107
Net earnings per share—basic:		
As reported	$ (0.38)	$ 0.39
Pro forma	$ (0.40)	$ 0.39
Net earnings per share—diluted:		
As reported	$ (0.38)	$ 0.39
Pro forma	$ (0.40)	$ 0.39

NOTE 9: Acquisitions

On October 21, 2004, we acquired the assets of the Brainerd, Minnesota, paper mill of the Missota Paper Company, LLC, for approximately $9.9 million. The purchase price was allocated using the fair values of the acquired property, plant, and equipment. We assumed no liabilities of the mill. No goodwill or other intangible assets resulted from the transaction. The acquired assets are included in the Printing & Writing business segment.

NOTE 10: Commitments and Contingencies

Litigation and Other Claims

Wausau Paper may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of its business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial condition, liquidity, or results of operations.

Environmental Matters

Wausau Paper is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require us to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase our capital requirements and certain operating expenses in future years.

In 1986, the Wisconsin Department of Natural Resources ("DNR") notified a subsidiary of Wausau Paper that under Wisconsin environmental laws we may be a potentially responsible party ("PRP") for the Gorski landfill in Mosinee, Wisconsin, and nominated the landfill to the Environmental Protection Agency's ("EPA") National Priorities List. The DNR had identified elevated concentrations of chlorinated volatile organic compounds in three private water supply wells located in close proximity to the landfill. The DNR has identified 10 PRPs. No action was taken by either the DNR or the EPA until June 2000, when the DNR requested certain parties who had disposed of waste at the site to form an ad hoc group to cooperatively investigate the environmental contamination at the site. In October 2001, we entered into an agreement with three other parties to fund a study of the landfill to determine possible remediation strategies. We worked with the DNR on the development of the study and work plan which was initiated in early 2003. A report based upon the study was submitted to the DNR in 2004. In early 2006, the DNR responded to the report and requested the ad hoc group focus on water replacement for the two remaining impacted wells. The ad hoc group prepared and submitted a water replacement plan to the DNR, which the DNR subsequently approved. The water replacement plan is expected to be implemented in early 2007. We estimate that the costs of remediation of the entire site for all parties will be approximately $1.5 million, based upon the remediation method our consultants believe to be the most likely to be used. This estimate is preliminary. Actual costs of remediation of the site could be materially different since no timetable or decision on the actual remediation work has yet been developed. Our share of the cost of such remediation cannot be determined with certainty at this time, but based on the estimated costs at year-end and the number and nature of other PRPs, we are of the opinion that such costs will not have a material adverse effect on the operations, financial condition, or liquidity of Wausau Paper. We are also pursuing insurance coverage of our remediation costs following a 2003 Wisconsin Supreme Court decision in an unrelated case that remediation claims may amount to damages for purposes of general liability insurance.

It is our policy to accrue remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Estimates of loss are developed based on currently available information including environmental studies performed by third-party experts and our past experience with these matters. Our accrued environmental liabilities, including all remediation and landfill closure costs, totaled $5.7 million and $6.2 million at December 31, 2006 and 2005, respectively. The provision for remediation and landfill costs was not significant for the years ended December 31, 2006, 2005, and 2004, respectively. We periodically review the status of all significant existing or potential environmental issues and adjust our accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among PRPs. We believe that our share of the costs of cleanup for our current remediation site will not have a material adverse impact on our consolidated financial position. As is the case with most manufacturing and many other entities, there can be no assurance that we will not be named as a PRP at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.

Other Commitments

As of December 31, 2006, Wausau Paper was committed to spend approximately $7.5 million on capital projects, which were in various stages of completion.

Wausau Paper contracts for the supply and delivery of natural gas at some of its facilities. Under these contracts, we are committed to the transportation of a fixed volume of natural gas from our natural gas suppliers to our facilities. We are not required to buy or sell minimum gas volumes under the agreement but are required to pay a minimum transportation fee for the contracted period. Contracts expire at various times between 2007 and 2019. At December 31, 2006, we also have commitments for the purchase of machine clothing from various suppliers and volume commitments for the supply of fuel oil, natural gas, coal, paper, and certain raw materials. These obligations expire between 2007 and 2012. Wausau Paper may also purchase, from time to time, natural gas contracts with fixed prices for a certain portion of our facility requirements.

NOTE 11: Preferred Share Purchase Rights Plan

Wausau Paper maintains a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase 1 one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per 1 one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) our common stock (or a successor company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, we may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, we may redeem the rights at a price of $0.01 per right. The rights will expire on October 31, 2008.

NOTE 12: Financial Instruments

Financial instruments consisted of the following:

Cash and Cash Equivalents

The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

Accounts Receivable, Accounts Payable, and Accrued Liabilities

The carrying amounts approximate fair value due to the relatively short-term nature of these instruments.

Long-Term Debt

The fair value of our long-term debt is estimated based on current rates offered to us for debt of the same remaining maturities. At December 31, 2006 and 2005, the fair value of the long-term debt exceeded the carrying value by approximately $3.3 million and $8.3 million, respectively.

Interest Rate Agreement

Interest-rate swaps designated in fair value hedge relationships have been used by us in the past to mitigate the risk of reductions in the fair value of existing fixed-rate long-term notes due to decreases in LIBOR-based interest rates. Gains and losses on these instruments were reflected in interest expense in the period in which they occurred, and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR-based interest rates. During 2001, the interest rate agreements were terminated. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments. Debt premium amortization reduced interest expense by approximately $0.7 million for the years ended December 31, 2006, 2005, and 2004.

NOTE 13: Segment Data

Wausau Paper has reclassified certain prior-year segment information to conform to the 2006 presentation. The reclassification is the result of a reporting change, effective January 1, 2006, for timberland assets held for sale and gains from the disposal of such assets from the operating segments to corporate.

Factors Used to Identify Reportable Segments

Our operations are classified into three principal reportable segments: Specialty Products, Printing & Writing, and Towel & Tissue, each providing different products. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

Products From Which Revenue Is Derived

Specialty Products produces specialty papers at its manufacturing facilities in Rhinelander, Wisconsin; Mosinee, Wisconsin; and Jay, Maine. Specialty Products also includes two converting facilities that produce laminated roll wrap and related specialty finishing and packaging products. Printing & Writing produces a broad line of premium printing and writing grades at manufacturing facilities in Brokaw, Wisconsin; Groveton, New Hampshire; and Brainerd, Minnesota. Printing & Writing also includes a converting facility that converts printing and writing grades. Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the "away-from-home" market. Towel & Tissue operates a paper mill in Middletown, Ohio, and a converting facility in Harrodsburg, Kentucky.

During 2006, no single customer accounted for 10% or more of our consolidated net sales. On a segment basis, two customers accounted for approximately 25% of Printing & Writing business net sales and one customer accounted for approximately 15% of Towel & Tissue net sales, while no single customer of the Specialty Products' business segment comprised 10% or more of the respective segment net sales.

Measurement of Segment Profit and Assets

We evaluate performance and allocate resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reconciliations

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements:

(all dollar amounts in thousands)	2006	2005	2004
Net sales external customers:			
Specialty Products	$ 468,866	$ 459,028	$ 462,779
Printing & Writing	431,022	378,073	352,286
Towel & Tissue	288,290	259,992	225,652
	$1,188,178	$1,097,093	$1,040,717
Operating profit (loss):			
Specialty Products	$ 4,412	$ 10,371	$ 22,666
Printing & Writing	(10,975)	(63,363)	5,806
Towel & Tissue	44,621	37,991	29,148
Corporate and eliminations	1,439	(8,128)	(15,896)
	$ 39,497	$ (23,129)	$ 41,724
Segment assets:			
Specialty Products	$ 319,387	$ 333,460	$ 342,724
Printing & Writing	243,362	254,215	281,378
Towel & Tissue	180,188	175,134	171,080
Corporate and unallocated	56,177	57,704	87,052
	$ 799,114	$ 820,513	$ 882,234

Other Significant Items

(all dollar amounts in thousands)	Depreciation, Depletion, and Amortization	Expenditures for Long-Lived Assets
2006		
Specialty Products	$23,052	$13,305
Printing & Writing	12,382	6,505
Towel & Tissue	21,236	3,120
Corporate and unallocated	1,243	926
	$57,913	$23,856
2005		
Specialty Products	$24,756	$11,273
Printing & Writing	45,958	10,014
Towel & Tissue	19,642	9,758
Corporate and unallocated	1,198	449
	$91,554	$31,494
2004		
Specialty Products	$25,072	$ 7,543
Printing & Writing	15,527	13,863
Towel & Tissue	18,177	7,128
Corporate and unallocated	1,189	1,031
	$59,965	$29,565

Company Geographic Data

We have no long-lived assets outside the United States. Net sales to customers within the United States and other countries, of which the majority relates to Canadian customers, are as follows:

(all dollar amounts in thousands)	2006	2005	2004
United States	$1,099,165	$1,005,818	$ 954,684
All foreign countries	89,013	91,275	86,033
	$1,188,178	$1,097,093	$1,040,717

QUARTERLY FINANCIAL DATA (UNAUDITED)

(all dollar amounts in thousands, except per share data)	First Quarter	Second Quarter*	Third Quarter*	Fourth Quarter*	Annual
2006					
Net sales	$283,663	$297,286	$306,699	$300,530	$1,188,178
Gross profit	22,325	28,340	36,486	35,267	122,418
Operating profit	1,217	8,528	14,701	15,051	39,497
Net earnings (loss)	(1,343)	3,588	7,509	7,865	17,619
Net earnings (loss) per share—basic	$ (0.03)	$ 0.07	$ 0.15	$ 0.15	$ 0.35
Net earnings (loss) per share—diluted	$ (0.03)	$ 0.07	$ 0.15	$ 0.15	$ 0.34
2005					
Net sales	$267,741	$275,291	$285,624	$268,437	$1,097,093
Gross profit	23,135	16,846	8,142	4,503	52,626
Operating (loss) profit	5,608	(1,707)	(11,192)	(15,838)	(23,129)
Net (loss) earnings	1,936	(2,691)	(8,992)	(9,718)	(19,465)
Net (loss) earnings per share basic and diluted	$ 0.04	$ (0.05)	$ (0.18)	$ (0.19)	$ (0.38)
2004					
Net sales	$251,815	$264,109	$262,428	$262,365	$1,040,717
Gross profit	26,698	28,136	32,445	30,262	117,541
Operating profit	7,814	8,382	15,287	10,241	41,724
Net earnings	3,452	3,737	8,108	5,096	20,393
Net earnings per share basic and diluted	$ 0.07	$ 0.07	$ 0.16	$ 0.10	$ 0.39

* *In 2005, the second, third, and fourth quarters include after-tax expense of $6.0 million ($9.5 million pretax) or $0.12 per share, $13.6 million ($20.8 million pretax) or $0.26 per share, and $5.1 million ($8.1 million pretax) or $0.10 per share, respectively, related to closure costs and restructuring expense related to the closing of the sulfite pulp mill at Printing & Writing's Brokaw, Wisconsin facility.*

Market Prices For Common Shares (Unaudited)

	2006			2005			2004		
Quarter	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share
1st	$14.35	$11.36	$0.085	$18.13	$13.57	$0.085	$14.11	$12.20	$0.085
2nd	15.33	11.20	0.085	14.63	11.16	0.085	17.44	13.19	0.085
3rd	13.93	11.50	0.085	13.23	11.28	0.085	17.40	14.54	0.085
4th	15.48	13.07	0.085	12.63	10.08	0.085	19.12	15.15	0.085

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange.

Specialty Products

Administration

> P.O. Box 900
Mosinee, WI 54455

ph: 715-693-2111
fx: 715-693-4723

Manufacturing

> RHINELANDER MILL
515 West Davenport Street
Rhinelander, WI 54501

ph: 715-369-4100
fx: 715-369-4141

Capacity (tons): 152,000
Employees: 521

> OTIS MILL
One Mill Street
Jay, ME 04239

ph: 207-897-7200
fx: 207-897-7207

Capacity (tons): 74,000
Employees: 247

> MOSINEE MILL
100 Main Street
Mosinee, WI 54455

ph: 715-693-2111
fx: 715-693-4723

Capacity (tons) Paper: 119,000
Capacity (tons) Pulp: 96,000
Employees: 399

Laminated & Coated Products

Capacity (tons): 150,000

> COLUMBUS PLANT
832 W. James Street
Columbus, WI 53925

ph: 920-623-3435
fx: 920-623-1866

Employees: 45

> JACKSON PLANT
3915 Beasley Road
Jackson, MS 39213

ph: 601-366-3539
fx: 601-366-4009

Employees: 21

Printing & Writing

Administration

> One Clark's Island
Wausau, WI 54403

ph: 715-675-3361
fx: 715-675-8355

Manufacturing

> BROKAW MILL
One Quality Way
Brokaw, WI 54417

ph: 715-675-3361
fx: 715-675-5181

Capacity (tons): 178,000
Employees: 455

> GROVETON MILL
Ten Mechanic Street
Groveton, NH 03582

ph: 603-636-1154
fx: 603-636-6506

Capacity (tons): 115,000
Employees: 308

> BRAINERD MILL
1801 Mill Avenue NE
Brainerd, MN 56401

ph: 218-822-6600
fx: 218-822-6618

Capacity (tons): 170,000
Employees: 176

Converting

> APPLETON PLANT
1117 W. Washington Street
Appleton, WI 54914

ph: 920-739-9491
fx: 920-996-1500

Capacity (tons): 70,000
Employees: 57

Towel & Tissue

Administration

> 1150 Industry Road
Harrodsburg, KY 40330

ph: 859-734-0538
fx: 859-734-8219

Sales, Converting & Distribution

> HARRODSBURG PLANT
1150 Industry Road
Harrodsburg, KY 40330

ph: 859-734-0538
fx: 859-734-8219

Capacity (tons): 190,000
Employees: 471

Manufacturing

> MIDDLETOWN MILL
700 Columbia Avenue
Middletown, OH 45042

ph: 513-424-2999
fx: 513-420-8570

Capacity (tons)
Towel & Tissue: 110,000
Capacity (tons) Deink Pulp: 110,000
Employees: 185

San W. Orr, Jr.

San W. Orr, Jr. is Chairman of the Board of the Company. He is also Advisor, Estates of A.P. Woodson and family. He has also served as interim Chief Executive Officer of the Company and was Chairman of the Board (1987-1997) and a Director (1972-1997) of Mosinee Paper Corporation. He has been a Director since 1970. He is currently a Director of Marshall & Ilsley Corporation.

Thomas J. Howatt

Thomas J. Howatt is President and Chief Executive Officer of the Company. Previously he was Senior Vice President Printing & Writing (1997-2000), Vice President and General Manager Printing & Writing Division (1994-1997), Vice President and General Manager Wausau Papers of New Hampshire (1993-1994), Vice President Operations Brokaw Division (1990-1993) and Vice President Administration Brokaw Division (1987-1990).

Andrew N. Baur

Andrew N. Baur is Chairman of the Board of Southwest Bank of St. Louis, a wholly owned subsidiary of Marshall & Ilsley Corporation. He is also a Director of Marshall & Ilsley Corporation and Bakers Footwear Group, Inc. He is former Chairman and CEO of Mississippi Bancshares, Inc., and its subsidiary, Southwest Bank of St. Louis. He became a Director of the Company in 2004.

Gary W. Freels

Gary W. Freels is President of Alexander Properties, Inc. (investment management). He is a former President (1992-1995) and Executive Vice President (1989-1992) of M&I First American Bank. He became a Director of the Company in 1996.

Michael M. Knetter

Michael M. Knetter is the Dean of the School of Business at the University of Wisconsin, Madison. He is also an Independent Director for Neuberger Berman Funds and a Director of Great Wolf Resorts, Inc. He became a Director of the Company in 2005.

Dennis J. Kuester

Dennis J. Kuester is Chairman and CEO of Marshall & Ilsley Corporation. He is also a Director of Modine Manufacturing Company. He became a Director of the Company in 2001.

David B. Smith, Jr.

David B. Smith, Jr. is currently a consultant. He is a former Vice President, Labor Relations with Weyerhaeuser Company. He became a Director of the Company in 1972.

Corporate Officers

SAN W. ORR, JR.
Chairman of the Board

THOMAS J. HOWATT
President and Chief Executive Officer

STUART R. CARLSON
Executive Vice President, Administration

ALBERT K. DAVIS
Executive Vice President, Specialty Products

PETE R. CHIERICOZZI
Senior Vice President, Towel & Tissue

DANIEL R. TRETTIN
Senior Vice President, Printing & Writing

SCOTT P. DOESCHER
Senior Vice President, Finance, Secretary and Treasurer

DENNIS M. URBANEK
Senior Vice President, Engineering and Environmental Services

SHERRI L. CRAKER
Vice President, Corporate Controller/ Assistant Secretary and Treasurer

Corporate

STEVEN E. SMITH
Vice President, Supply Chain Management

RAYMOND A. LIGHTHART
Vice President, Corporate Information Technology

MATTHEW L. URMANSKI
Vice President, Financial Analysis and Business Support

Specialty Products

ALBERT K. DAVIS
Executive Vice President, Specialty Products

ROLF HENNINGTON
Vice President International Sales, Specialty Products

PATRICK J. MEDVECZ
Vice President Operations, Specialty Products

TONY J. MARZOFKA
Vice President Operations, Mosinee

GARY R. RUDEMILLER
Vice President Operations, Otis

JOHN P. ENGEL
Vice President and General Manager, Coated Products

JOSEPH A. FIERST
Vice President and General Manager, Converted Products

JOHN E. KATCHKO
Vice President Product Development, Specialty Products

RONALD A. LEGER
Vice President Finance, Specialty Products

MICHAEL J. BEHRENS
Vice President Human Resources, Specialty Products

Printing & Writing

DANIEL R. TRETTIN
Senior Vice President, Printing & Writing

CHARLES M. PETH
Vice President Sales and Marketing, Printing & Writing

JEFFREY A. VERDOORN
Vice President Operations, Brokaw & Brainerd

DAVID M. ATKINSON
Vice President Operations, Groveton

ANNA M. SKROBECKI
Vice President Operations, Brainerd

CHARLES A. HERWIG
Vice President Finance, Printing & Writing

CURTIS R. SCHMIDT
Vice President Human Resources, Printing & Writing

Towel & Tissue

PETE R. CHIERICOZZI
Senior Vice President, Towel & Tissue

MICHAEL R. WILDENBERG
Vice President Sales and Marketing, Towel & Tissue

RICHARD W. EARLY
Vice President Operations, Towel & Tissue

CLARK L. CARTER
Vice President Finance, Towel & Tissue

JAMES A. McDONNELL
Vice President Human Resources, Towel & Tissue

Corporate Office

100 Paper Place
Mosinee, WI 54455
ph: 715-693-4470
fx: 715-692-2082
wausaupaper.com

Form 10-K

A copy of Wausau Paper's Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained, without charge, by visiting our Web site, www.wausaupaper.com, or by sending a written request to:

Perry D. Grueber
Director Investor Relations
Wausau Paper
100 Paper Place
Mosinee, WI 54455

The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Form 10-K.

Stock Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

Stock Price Performance Graph
Cumulative Total Return


175
150
125
100
75
2001
2002
2003
2004
2005
2006
Wausau Paper Corp.
Paper & Paper Products
Russell 2000 Index

Stock Exchange

WPP LISTED NYSE. Wausau Paper Corp. common stock is listed on the New York Stock Exchange under the symbol "WPP."

The Annual CEO Certification required under the NYSE Corporate Governance listing standards was filed with the Exchange in 2006 without qualification.

Dividend Reinvestment and Stock Purchase Plan

Wausau Paper offers a Dividend Reinvestment and Stock Purchase Plan to its shareholders. The Plan is designed to make it convenient for shareholders to purchase additional shares of Wausau Paper stock with cash dividends or with additional voluntary cash investments. Beneficial shareholders (shares held by brokers in the name of the investment firm) should contact their broker in order to participate in the Dividend Reinvestment and Stock Purchase Plan. Registered shareholders (shares held in shareholders' names) should direct inquiries and communications regarding the Plan to:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202

Production Notes

Paper

Cover: Wausau Paper® Astropaque® Brilliant White, 100 lb. Cover (98 brightness)
Flysheet: Wausau Paper™ ProCraft® Translucent 46 lb. Bond
Narrative: Wausau Paper® Astropaque® Brilliant White, 100 lb. Text (98 brightness)
Financials: Wausau Paper® Royal SilkPlus® Khaki, 80 lb. Text

Certification

Cover and Narrative are printed on Astropaque® Brilliant White, FSC certified to contain product from well-managed forests and other controlled sources. Financials are printed on Royal SilkPlus® Khaki, FSC certified to contain product from well-managed forests, controlled sources and recycled fiber. Wausau Paper's FSC Cert. No. is SW-COC-1724.

Royal SilkPlus® Khaki contains 30% recycled post-consumer fiber and is Green Seal® certified.

Products earning certifications meet strict environmental standards for printing and writing papers including recycled paper content.

Printer

Independent Printing, Inc. is a Forest Stewardship Council (FSC) Chain of Custody certified printer. (No. SW-COC-1886)

Recycling

The entire report can be recycled in collection programs that accept mixed paper. Thank you for recycling.

wausauPAPER

100 Paper Place
Mosinee, Wisconsin 54455

ph: 715-693-4470
fx: 715-692-2082

wausaupaper.com

END